UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended_______________________________________________________________

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________to______________________________

Commission file number 0-50437

MAG Silver Corp. (formerly Mega Capital Investments Inc.)

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

British Columbia

(Jurisdiction of incorporation or organization)

Suite 800, 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2

 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                                               Name of each exchange on which registered

      None                                                                                          N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

 None

 (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: ~~23,093,995~~23,658,245 Common Shares at ~~December~~March 31, ~~2003~~2004

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         [  ]      Yes     [X]     No

Indicate by check mark which financial statement item the registrant has elected to follow.

            [X]       Item 17       [    ]      Item 18

TABLE OF CONTENTS

GLOSSARY
PART I		9
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	9
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	9
ITEM 3.	KEY INFORMATION	10
ITEM 4.	INFORMATION ON THE COMPANY	~~16~~17
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	~~34~~36
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	~~40~~44
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	~~44~~48
ITEM 8.	FINANCIAL INFO RMATION	~~47~~51
ITEM 9.	THE OFFER AND LISTING	~~47~~51
ITEM 10.	ADDITIONAL INFORMATION	~~48~~52
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	~~59~~64
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	~~60~~64
PART II		~~60~~64
ITEM 13.	DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES	~~60~~64
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS		~~60~~64
ITEM 15.	CONTROLS AND PROCEDURES	~~60~~64
ITEM 16.	AUDIT COMMITTEE FINANCIAL EXPERT ITEM 16B. CODE OF ETHICS
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	~~60~~64
PART III		~~60~~64
ITEM 17.	FINANCIAL STATEMENTS	~~60~~64
ITEM 18.	FINANCIAL STATEMENTS	~~61~~65
ITEM 19.	EXHIBITS	~~61~~65

INTRODUCTION AND USE OF CERTAIN TERMS

MAG Silver Corp. is a company incorporated under the Company Act (British Columbia) on April 21, 1999. As used herein, except as the context otherwise requires, the terms "Company" or "MAG" refer to MAG Silver Corp. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles with a reconciliation to United States Generally Accepted Accounting Principles and are presented in Canadian dollars. All monetary amounts contained in this Registration Statement are in Canadian dollars unless otherwise indicated.

Our North American office and principal place of business is located at Suite 800, 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2. Our registered office is located at Suite 1400, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9.

FORWARD-LOOKING STATEMENTS

~~The information set forth in this Form 20-F is as of September 30, 2003 and where possible, information has been updated to December 31, 2003 unless otherwise indicated.~~

The following discussion contains forward-looking statements regarding events and financial trends, which may affect our future operating results and financial position. Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in forward-looking statements. These factors include, but are not limited to, the fact that we will need additional financing to fully execute our business plan and will be subject to certain risks, all of which factors are set forth in more detail in Item 3. Key Information - Risk Factors and Item 5. Operating and Financial Review and Prospects.

When used in this Registration Statement, the words "estimate," "intend," "expect," "anticipate" and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Registration Statement. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements.

GLOSSARY

The following is a glossary of terms that appear in this Registration Statement.

Ag	The elemental symbol for silver.
alteration	Usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.
alunite	A potassium-aluminum sulfate mineral, a common component of hydrothermal alteration assemblages.
andesite	Volcanic rock, low in quartz content, generally fine grained and moderately dark coloured.
anomalous	A value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.
basalt	Volcanic rock, low in quartz content, generally fine grained and dark coloured.
calcite	Calcium carbonate mineral. It is a common constituent of many rock types as well as occurring in veins and alteration assemblages.
carbonate	Minerals which have the formula "X"CO3. Calcite is the most common carbonate mineral.
Cascabel	Minera Cascabel, S.A. de C.V., a company incorporated pursuant to the laws of the
Mexican Republic.
Common Shares	Common Shares without par value in the capital stock of the Company.
Company	MAG Silver Corp.
Cretaceous	The geological period extending from 135 million to 63 million years ago.
~~Cu~~	~~The elemental symbol for copper.~~
~~dike~~	~~Tabular intrusion, meaning sheet or slab-like, which cuts across the host rocks. Dikes vary from a few centimetres to many tens of metres in thickness and may extend for several kilometres.~~

diorites	Medium-coloured intrusive igneous rocks of intermediate composition.
Don Fippi Property	The Don Fippi Property as defined in Item 4. Information on the Company –
Description of the Business - Don Fippi.
Don Fippi Shares	Up to 2,000,000 Common Shares which may be issued by the Company in connection with its acquisition of the Don Fippi Property as described in Item 4. Information on the Company - Business Overview – The Don Fippi Property.
Exchange	TSX Venture Exchange.
exploration concession	A defined area for which mineral tenure has been granted by the Mexican governmentfor a period of six years to allow exploration.The concession may subsequently be upgraded to exploitation status.
fault	A fracture in rock where there has been displacement of the two sides.

First Special Warrants	The special warrants issued by the Company on September 9, 2002 granting the holders thereof the right to acquire, without additional cost, up to an aggregate of
1,500,000 units of the Company, each unit consisting of one Common Share of the
Company and one First SW Warrant, all of which were exercised on April 3, 2003.
First SW Warrants	Share purchase warrants of the Company that entitle the holder to purchase one First
SW Warrant Share at a price of $0.20 until September 9, 2004.
First SW Warrant Shares	The Common Shares of the Company to be acquired upon exercise of the First SW
Warrants.
flow	Volcanic rock comprised of flow lava.
fracture	Breaks in a rock, usually due to intensive folding or faulting.
g/T	Grams per tonne (31.1 g/T = 1.0 troy ounce/tonne).
gangue	Minerals incorporated in an orebody other than those of economic interest.
grade	The concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/T) or ounces per ton (oz/~~t~~T). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.
Guigui Property	The Guigui Property as defined in Item 4. Information on the Company – Description of the Business – Guigui.
Guigui Shares	Up to 2,000,000 Common Shares which may be issued by the Company in connection with its acquisition of the Guigui Property as described in Item 4. Information on the
Company - Business Overview - The Guigui Property.
~~hectare~~	~~An area totalling 10,000 square metres.~~
~~host rock~~	~~The rock within which the ore deposit occurs.~~
hydrothermal	Hot fluids, usually mainly water, in the earth's crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.
igneous	A rock formed by the cooling of molten silicate material.
intrusive	A rock mass formed below the earth's surface from magma which has intruded into a pre-existing rock mass.
Juanicipio Property	The Juanicipio Property as defined in Item 4. Information on the Company –
Description of the Business – Juanicipio.
k aolinite	An aluminum-silicate clay mineral. It is a common component of hydrothermal alteration of siliceous rocks.
Lagartos	Minera Los Lagartos, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.
~~laramide~~	~~Referring to the Laramide Orogeny, a major regional deformation event at the end of~~
~~the Cretaceous period (approximately 85 to 55 million years before present).~~
magma	Molten rock formed within the crust or upper mantle of the earth.
Mexico or Mexican	United Mexican States
Republic
mill	A facility for processing ore to concentrate and recover valuable minerals.

mineral reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.
mineral resource	A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.
Industry Guide 7 does not provide for the disclosure of "mineral resource estimates".
mineralization	Usually implies minerals of value occurring in rocks.
monzonite	An intermediate intrusive rock related to granite.
net smelter returns royalty	Payment of a percentage of mining revenues after deducting applicable smelter
or NSR	charges.
ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.
outcrop	An exposure of rock at the earth's surface.
oz/T	Troy ounces per tonne.
~~Pb~~	~~The elemental symbol for lead.~~
Policy 2.4	The Policy of the Exchange entitled "Capital Pool Companies" which sets forth the steps for listing a company on the Exchange as a "capital pool company" (which is essentially a blind pool) and the steps that company must take, including its
Qualifying Transaction, to qualify for a regular listing on the Exchange.
porphyry	Rock type with mixed crystal sizes, i.e., containing larger crystals of one or more minerals.
portal	Entrance from surface into an underground development.
Property Shares	The Don Fippi Shares and the Guigui Shares.
Public Offering Warrant	5,750,000 Common Shares which the holders of 5,750,000 warrants issued by the
Shares	Company pursuant to its prospectus dated March 31, 2003 are entitled to purchase at the price of $0.75 per share until April 15, 2005.
pyrite	Iron sulfide mineral.
Qualifying Transaction	The transaction conducted pursuant to Policy 2.4 whereby the Company acquired significant assets, other than cash, by way of purchase, amalgamation, merger or arrangement with another company or by other means and then qualified for a regular listing on the Exchange.
quartz	Si02, a common constituent of veins, especially those containing gold and silver mineralization.
Recently Acquired	The properties described in Item 2. Information on the Company – Business
Properties	Overview – Recently Acquired Properties.

rhyolite	Volcanic rock high in quartz content, generally fine grained and light coloured.
Second Special Warrants

The special warrants issued by the Company on December 20, 2002 granting the holders thereof the right to acquire, without additional cost, up to an aggregate of 900,000 units of the Company, each unit consisting of one Common Share of the Company and one-half of one Second SW Warrant, all of which were exercised on April 3, 2003.

Second SW Warrants	Share Purchase Warrants of the Company that entitle the holder to purchase one Second SW Warrant Share at a price of $0.40 until December 20, 2004.
Second SW Warrant Shares	The Common Shares of the Company to be acquired upon exercise of the Second SW Warrants.
serpentinite	A rock composed of serpentine, typically formed from the alteration of mafic igneous rocks.
silicification	Replacement of the constituents of a rock by quartz.
tailings	material rejected from a mill after recoverable valuable minerals have been extracted.
Tertiary	The geological period extending from 63 million to 2 million years ago.
tonne or "T"	Metric ton = 1,000 kilograms or 1,000,000 grams.
~~tuff~~	~~A rock comprised of fine fragments and ash particles ejected from a volcanic vent.~~
VAT	An acronym for "Value Added Tax" which, in Mexico, is charged on all goods and services at a rate of 15%. Proprietors selling goods or services must collect VAT on behalf of the government. Goods or services purchased incur a credit for VAT paid.
The resulting net VAT is then remitted to, or collected from the Government of
Mexico through a formalized filing process.
veinlets	Small veins, generally measuring only a few millimetres in thickness, filling fractures in rocks.
veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.
volcaniclastic	Coarse-grained sedimentary rocks (sandstone or conglomerate) composed of fragments of volcanic rocks.
~~Zn~~	~~The elemental symbol for zinc.~~

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Directors and Senior Management
The following table sets forth the names, business addresses and functions of our directors and senior management.

Name	Business Address	Position
George S. Young	Suite 800, 409 Granville Street Vancouver, British Columbia Canada V6C 1T2	President, Chief Executive Officer and Director
David G. S. Pearce	3310 Mathers Avenue West Vancouver, British Columbia Canada V7V 2K5	Secretary, Director and Audit Committee Member
Eric H. Carlson	Suite 300, Bentall 5 550 Burrard Street Vancouver, British Columbia Canada V6C 2B5	Director and Audit Committee Member
R. Michael Jones	Suite 800, 409 Granville Street Vancouver, British Columbia Canada V6C 1T2	Director and Audit Committee Member
Frank Hallam	Suite 800, 409 Granville Street Vancouver, British Columbia Canada V6C 1T2	Chief Financial Officer

Advisors

Our legal advisers are Catalyst Corporate Finance Lawyers. Their address is Suite 1400, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9.

Independent Auditors

Our auditors are Deloitte & Touche LLP. Their address is 1055 Dunsmuir Street, 28th Floor, Vancouver, British Columbia, Canada, V7X 1P4.

Our registrar and transfer agent is Pacific Corporate Trust Company. Their address is 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2B8.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.      KEY INFORMATION

Selected Financial Data

The following table sets forth our selected consolidated financial information, which has been derived from our consolidated financial statements included in this Registration Statement prepared in accordance with Canadian Generally Accepted Accounting Principles. Information for the 12 months ended December 31, 2002, 2001 and 2000 are derived from audited financial statements which are included elsewhere in this Registration Statement. Information for the nine months ended September 30, 2003 and 2002 are derived from unaudited interim financial statements which are included elsewhere in this Registration Statement. Information for the period from April 21, 1999 to December 31, 1999 are derived from audited financial statements that are not included in this Registration Statement. The financial data should be read in conjunction with our consolidated financial statements and notes thereto and Item 5. Operating and Financial Review and Prospects.

	9 months	9 months	12 months	12 months	12 months	Apr. 21/99
	ended Sept.	ended Sept.	ended Dec.	ended Dec.	ended Dec.	to Dec. 31,
	30, 2003	30, 2002	31, 2002	31, 2001	31, 2000	1999

Revenue	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil

Total Expenses	$582,383	$51,491	$123,536	$288,449	$19,066	$8,521

Net Loss	$(535,066)	$(50,886)	$(122,631)	$(279,639)	$(5,641)	$(8,066)

Basic and Diluted	$(0.05)	$(0.01)	$(0.08)	$(0.19)	$(0.00)	$(0.00)
Loss per Share

Weighted Average	11,849,342	1,500,000	1,500,000	1,500,000	1,304,066	Nil
Common Shares
Outstanding

Consolidated
Balance Sheet

Total Assets	$7,261,615		$408,125	$110,904	$386,192	$150,000

Total Liabilities	$126,832		$58,880	$14,028	$9,677	$8,066

Working Capital	$4,515,741		$108,472	$76,876	$376,515	$141,934

Shareholders'	$7,134,783		$349,245	$96,876	$376,515	$141,934
Equity

Under U.S. GAAP, all amounts in the foregoing table remain the same except the following:

Net Loss	$(2,961,417)	$(50,866)	$(160,433)	$(279,639)	$(5,641)	$(8,066)

Loss per Share	$(0.25)	$(0.03)	$(0.11)	$(0.19)	$(0.00)	$(0.00)

Total Assets	$5,397,462		$370,323	$110,904	$386,192	$150,000

Shareholders'	$5,270,630		$311,443	$96,876	$376,515	$141,934
Equity

On ~~January 30,~~March 31, 2004, the Interbank rate of exchange for converting Canadian dollars into United States dollars equalled ~~1.3265~~1.31 Canadian dollars for one United States dollar. The following table presents a history of the high and low exchange rates of Canadian dollars into United States dollars for the previous six months.

Month	High	Low
March 2004	1.348	1.308
February 2004	1.3442	1.348
January 2004	1.334	1.269

December 2003	1.3405	1.2923
November 2003	1.3362	1.2973
October 2003	1.3043	1.3481
~~September 2003~~	~~1.3876~~	~~1.3469~~
~~August 2003~~	~~1.4100~~	~~1.3836~~

The following table presents a five-year history of the average annual exchange rates of Canadian dollars into United States dollars, calculated by using the average of the exchange rates on the last day of each month during the given year.

Year	Average Exchange Rate

2003	1.4012

2002	1.5705

2001	1.5490

2000	1.4855

1999	1.4858

Capitalization

The following table sets forth the capitalization of the Company as of the dates indicated:

	Amount Outstanding as of December 31, 2002	Amount Outstanding as of September 30, 2003	Amount Outstanding as at ~~December~~March 31, ~~2003~~2004

Common Shares (authorized -	$390,222 (3,000,000	$8,010,518	$ ~~9,504,984~~
1,000,000,000 shares)	shares)	(20,762,440 shares)	~~(23,093,995~~9,730,147
			(23,658,245 shares)
Special Warrants	$375,000 (2,400,000	$ Nil	$ Nil
	warrants)
Contributed Surplus	$ Nil	$75,308	$75,308
Deficit	$(415,977)	$(951,043)	approximately
			$ (~~1,216,000~~1,325,000)
Total	$349,245	$7,134,783	approximately
			$ ~~8,364,292~~8,480,455

Diluted Share Capital

Assuming that all options and other rights to purchase Common Shares of the Company are exercised and all Property Shares are issued, up to a maximum of 32,100,000 Common Shares of the Company will be issued and outstanding on a diluted basis, comprised of the following:

Description	Number of Common
Shares

Outstanding as of ~~Dec~~March 31, ~~2003~~2004	~~23,093,995~~23,658,245

Agents' Warrant Shares	~~24,000~~16,000

First SW Warrant Shares	~~650,000~~412,500

Second SW Warrant Shares	~~250,000~~218,000

Public Offering Warrant Shares	~~2,742,005~~2,595,255

Options	~~1,170,000~~1,030,000

Don Fippi Shares	2,000,000

Guigui Shares	2,000,000

Common Shares to be issued in relation to the	170,000
Recently Acquired Properties

Total	32,100,000

Risk Factors

The following is an overview of the risk factors to be considered in relation to our business. Specific risk factors to be considered are as follows:

1.   ~~The~~Values attributed to the Company's assets may not be realizable, the Company has no proven history~~. The~~ and its ability to continue as a going concern depends upon a number of significant variables. The amounts attributed to the Company’s mineral properties in its financial statements represent acquisition and exploration costs and should not be taken to represent ~~realisable value.~~realizable value. Further, the Company has no proven history of performance, revenues, earnings or success. As such, the Company's ability to continue as a going concern is dependent upon the existence of economically recoverable resources, the ability of the Company to obtain the necessary financing to complete the development of its interests and future profitable production or alternatively, upon the Company's ability to dispose of its interests on a profitable basis. ~~The amounts attributed to the Company’s mineral properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realisable value.~~

2.    The Company is dependent on its key personnel, who have not entered into written agreements with the Company and whom are not insured by the Company. The Company is dependent upon the continued availability and commitment of its key management and consultants, whose contributions to immediate and future operations of the Company are of central importance. The Company relies on its President, George Young, and its other officers, none of whom has entered into a written employment agreement with the Company, for the day-to-day operation of the Company, its projects and the execution of the Company's business plan. The Company also relies heavily on Dr. Peter Megaw for the planning, execution and assessment of the Company's exploration programs. Dr. Megaw is an arm's length consultant to the Company and he is paid a fee for his services based on fair market rates and his submission of invoices for services rendered. The Company has not obtained "key man" insurance for any of its management or consultants. ~~While the services provided by the Company's management and consultants could be provided by others, the~~The loss of either George Young or Dr. Megaw may have a temporary negative impact on the Company until they were replaced.

3.      The Company does not pay dividends. Payment of dividends on the Company's shares is within the discretion of the Company's Board and will depend upon the Company's future earnings, its capital requirements and financial condition, and other relevant factors. The Company does not currently intend to declare any dividends for the foreseeable future.

4.     The Company's directors and officers may have conflicts of interest which may not be resolved in favour of the Company, which in turn may adversely affect the Company. None of the Company’s directors or officers devote their full time to the affairs of the Company. All of the directors and officers of the Company are also directors, officers and shareholders of other natural resource or public comp anies, as a result of which they may find themselves in a position where their duty to ~~one~~another company conflicts with their duty to ~~another company. Such directors and officers have been advised of their fiduciary obligations to the Company and its shareholders~~the Company. None of the Company's constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company. If any of such conflicts are not resolved in favour of the Company, the Company may be adversely affected. See Item 6. Directors, Senior Management and Employees for details of other companies that the Company's officers and directors are involved with.

Risk Factors Relating to Title

5.    Title to the properties in which the Company has an interest may be in doubt and any challenge to the title to any of such properties may have a negative impact on the Company. A full investigation of legal title to the Company's property interests has not been carried out at this time. Accordingly, title to these property interests may be in doubt. Other parties may dispute title to the properties in which the Company has an interest. The Company's property interests may also be subject to prior unregistered agreements or transfers or land claims and title may be affected by undetected defects. Any challenge to the title to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur expenses in defending such challenge and, if the challenge is successful, the Company will lose any interest it may have in the subject property. In addition, the Company's ability to explore and exploit the property interests is subject to ongoing approval of local governments.  ~~The Company only has verbal permission to explore the Don Fippi Property.~~

6.    Title ~~Opinions~~opinions provide no guarantee of title and any challenge to the title to any of such properties may have a negative impact on the Company. Although the Company has or will receive title opinions for any concessions in which it has or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or imp ugned. In Mexico, a title opinion does not provide absolute comfort that the holder has unconditional or absolute title. ~~Also, as in many other countries, claims have been made and new claims are being made by aboriginal peoples that call into question the rights granted by the Mexican government. Any challenge to the title to  any of the properties~~ Any challenge to the title to any of the properties in which the Company has an interest ~~may have a negative impact on the Company~~may have a negative impact on the Company as the Company will incur expenses in defending such challenge and, if the challenge is successful, the Company will lose any interest it may have in the subject property.¶

7 .    Titles to the properties in which the Company has an interest are not registered in the name of the Company, which may result in potential title disputes having a negative impact on the Company. Except for the Sierra de Ramirez Agreement and the Cinco de Mayo Agreement (as such agreements are defined below), all of the agreements under which the Company may earn interests in properties have either been registered or been submitted for registration with the Mexican Public Registry of Mining, but title relating to the properties in which the Company may earn its interests are held in the names of parties other than the Company. Any of such properties may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the Company may incur expenses in resolving any dispute relating to its interest in such property and such a dispute could result in the delay or indefinite postponement of further exploration and development of properties with the possible loss of such properties.

Risk Factors Relating to the Company~~’~~'s Property Interests

8 .    ~~7 . Properties~~The properties in which the Company has an interest are in the exploration stage and most exploration projects do not result in the discovery of commercially mineable deposits. All of the Company’s property interests are at the exploration stage only (even when some of the mining concession titles covering such property interests were issued as exploitation concessions) and there are no known commercial quantities of minerals or precious gems on such properties. Most exploration projects do not result in the discovery of commercially mineable deposits or ores or gems of ores or gems. Because the probability of an individual prospect ever having reserves is extremely remote, in all probability the Company's properties do not contain any reserves, and any funds spent on exploration will be lost. The failure of the Company to find an economic mineral deposit on any of its mineral properties will have a negative effect on the Company.

9 .     ~~8 . Properties~~The properties in which the Company has an interest are in Mexico. The Company's property interests are ~~primarily~~ located in Mexico. ~~See Item 4. Information on the Company – Business Overview – Carrying on Business in Mexico.~~  Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company and may adversely affect its business. See Item 4. Information on the Company – Business Overview – Carrying on Business in Mexico.

10 . ~~9. No~~There is no guarantee licenses and permits required by the Company will be obtained which may result in the Company losing its interest in the subject property. The operations of the Company may require licenses and permits from various governmental authorities. The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects. Failure to obtain such licenses and permits may adversely affect the Company's business as the Company would be unable to legally conduct its intended exploration work, which may result in it losing its interest in the subject property.

11 .   ~~10.~~ Environmental regulations are becoming more onerous to comply with and the cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company's operations. The Company's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution. Failure to comply with such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company's operations. See Item 4. Information on the Company – Business Overview – Carrying on Business in Mexico – Environmental Regulation.

12 .    ~~11.~~ Mexican Foreign Investment and Income Tax Laws apply to the Company. Under the Foreign Investment Law of Mexico, there is presently no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits. Under Mexican Income Tax Law, dividends paid out of "previously taxed net earnings" are not subject to Mexican taxes if paid to a foreign investor. Otherwise, such dividends paid to a foreign resident corporation are subject to the Mexican corporate tax rate, which presently is ~~34~~33 percent over a gross up basis (amount of the dividend times ~~1.5152~~1.4925), payable by the Mexican company. ~~"Previously taxed net earnings" are intended to represent cumulative post 1974 undistributed taxable revenues minus income tax paid, profit sharing and other deductions and certain dividends paid, plus certain dividends received and adjusted for inflation after each tax year (calendar) ends.~~ Currently, there is no withholding tax on dividends paid by a Mexican company to a foreign shareholder.

13 .    ~~12.~~Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company's financial position and results. The Company's property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position and results. As the Company maintains its accounts in Canadian and US dollars, any appreciation in Mexican currency against the Canadian or US dollar will increase our costs of carrying out operations in Mexico. Further, any decrease in the US dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in US dollars. ~~With respect to Mexican currency, the Company transfers funds to Lagartos on an "as needed" basis to avoid significant exposure to currency fluctuations.~~ The steps taken by management to address foreign currency fluctuations may not eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations. The Company also bears the risk of incurring losses occasioned as a result of ~~rampant~~ inflation in Mexico.¶

14 . None of the properties in which the Company has an interest has any reserves. Currently, there are no reserves on any of the properties in which the Company has an interest.

Risk Factors Relating to Mining Generally

15 .   ~~13.~~ Mining exploration is a speculative business and most exploration projects do not result in the discovery of commercially mineable deposits. Exploration for minerals or precious gems is a speculative venture necessarily involving substantial risk. The expenditures made by the Company described herein may not result in discoveries of commercial quantities of minerals or precious gems. The ~~discovery of~~failure to find an economic mineral deposit on ~~one~~any of ~~its~~the Company's mineral properties ~~may have a favourable effect on the Company, and conversely, the failure to find one may~~will have a negative effect on the Company.

16 .   ~~14.~~ Mining operations generally involve a high degree of risk and potential liability. Hazards such as unusual or unexpected formations and other conditions are involved in mining. The Company may become subject to liability for pollution, fire, explosions, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The ~~payment~~incurrence of any such liabilities may have a material, adverse effect on the Company's financial position.

17 .    ~~15.~~ Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on the Company. Mineral prices, particularly gold and silver prices, have fluctuated widely in recent years. The marketability and price of minerals and precious gems which may be acquired by the Company will be affected by numerous factors beyond the control of the Company. These other factors include delivery uncertainties related to the proximity of its reserves to processing facilities and extensive government regulation relating to price, taxes, royalties, allowable production land tenure, the import and export of minerals and precious gems and many other aspects of the mining business. Declines in mineral prices may have a negative effect on the Company.

18 .   ~~16.~~ Mining is a highly competitive industry. The mining industry is intensely competitive and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with substantial capabilities and greater financial and technical resources than the Company. The Company may be unable to acquire additional attractive mining properties on terms it considers to be acceptable. The inability of the Company to acquire attractive mining properties would result in difficulties in it obtaining future financing and profitable operations.

Risk Factors Relating to Financing

19 .   ~~17.~~ Adequate ~~Funding~~funding may not be available~~; Funding will result in dilution~~, resulting in the possible loss of the Company's interests in its properties. Sufficient funding may not be available to the Company for further exploration and development of its property interests or to fulfil its obligations under applicable agreements. The Company may not be able to obtain adequate financing in the future or the terms of such financing may not be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of properties with the possible loss of such properties. The Company will require new capital to continue to operate its business and to continue with exploration on its properties, and additional capital may not be available when needed, if at all. ~~It is likely such additional capital will be raised through the issuance of additional equity which will result in dilution to the Company's shareholders.~~¶

20 .   Funding and property commitments will result in dilution to the Company's shareholders. It is likely any additional capital required by the Company as described in Risk Factor #19 above will be raised through the issuance of additional equity which will result in dilution to the

Company's shareholders. Further, as described in Item 4. Information on the Company – Business Overview, the Company is required to issue common shares in order for Lagartos to earn its interests in properties. Such property share issuances will also result in dilution to the Company's shareholders.

21 .   ~~18.~~ Substantial expenditures are required for commercial operations and if financing for such expenditures is not available on acceptable terms, the Company may not be able to justify commercial operations. If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, resources may not be discovered in sufficient quantities to justify commercial operations or the funds required for development may not be obtained at all or on terms acceptable to the Company.

22 .    ~~19.~~ Lack of funding to satisfy contractual obligations may result in the Company's loss of property interests. The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its property interests subject to such agreements reduced as a result or even face termination of such agreements. The Company has acquired options to acquire interests in ~~five~~six properties in Mexico and in order to obtain ownership of each of such properties, it must make payments to the current owners and incur certain exploration expenditures on those properties. In order to secure ownership of these properties, additional financing will be required. Failure of the Company to make the requisite payments in the prescribed time periods will result in the Company losing its entire interest in the subject property and the Company will no longer be able to conduct its business as described in this Registration Statement. The Company may not have sufficient funds to: (a) satisfy the minimum expenditures or the option payment required to be made in 2004 in relation to the Don Fippi Property; (b) satisfy the option payment required to be made in 2004 in relation to the Guigui Property; (c) make the minimum expenditures to maintain the Don Fippi Property in good standing under Mexican law; and (d) make the minimum expenditures to earn its interest in any of the Recently Acquired Properties. In such event, in respect of any of the properties, the Company may seek to enter into a joint venture or sell the subject property or elect to terminate its option. The Company will have to raise further financing to fund the required exploration on the Don Fippi Property  ~~and if the Company fails to expend US$250,000 (of which US$15,000 has been spent) on the Don Fippi Property by April 21, 2004, its option to earn its interest in the Don Fippi Property will terminate~~. See Item 4. Information on the Company - Business Overview and Item 5. Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Obligations for details of the property payments the Company is required to make to earn its interests.

Miscellaneous Risk Factors

23 .   ~~20.~~ The price of the Company's shares is volatile. Publicly quoted securities are subject to a relatively high degree of price volatility. It may be anticipated that the quoted market for the shares of the Company will be subject to market trends generally, notwithstanding any potential success of the Company in creating sales and revenues.

24 .    ~~21.~~ There is an absence of a liquid trading market for the Company's shares. Shareholders of the Company may be unable to sell significant quantities of shares into the public trading markets without a significant reduction in the price of their shares, if at all. The Company may not continue to meet the listing requirements of the Exchange or achieve listing on any other public listing exchange.

25 .    ~~22.~~ The Penny-Stock Rule may limit trading in the Company's shares. In October 1990, Congress enacted the "Penny Stock Reform Act of 1990." "Penny Stock" is generally any equity security other than a security (a) that is registered or approved for registration and traded on a national securities exchange or an equity security for which quotation information is disseminated by The National Association of Securities Dealers Automated Quotation ("NASDAQ") System on a real-time basis pursuant to an effective transaction reporting plan, or which has been authorized or approved for authorization upon notice of issuance for quotation in the NASDAQ System, (b) that is issued by an investment company registered under the Investment Company Act of 1940, (c) that is a put or call option issued by Options Clearing Corporation, (d) that has a price of five dollars (US) or more, or (e) whose issuer has net tangible assets in excess of $2,000,000(US), if the issuer has been in continuous operation for at least three years, or $5,000,000(US) if the issuer has been in continuous operation for less than three years, or average revenue of at least $6,000,000(US) for the last three years.

The Company’s Common Shares are presently considered "penny stock" under these criteria. Therefore, the Common Shares are subject to Rules 15g-2 through 15g-9 (the "Penny Stock Rules") under the Exchange Act. The "penny stock" trading rules impose duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in the Company's shares, including determination of the purchaser's investment suitability, delivery of certain information and disclosures to the purchaser, and receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction. Compliance with the "penny stock" trading rules affect or will affect the ability to resell the Company’s shares by a holder principally because of the additional duties and responsibilities imposed upon the broker-dealers and salespersons recommending and effecting sale and purchase transactions in such securities. In addition, many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the "penny stock" trading rules. Consequently, the "penny stock" trading rules may materially limit or restrict the number of potential purchasers of the Company's shares and the ability of a holder to resell our stock.

So long as the Common Shares are within the definition of "Penny Stock" as defined in Rule 3a51-1 of the Exchange Act, the Penny Stock Rules will continue to be applicable to the Common Shares. Unless and until the price per share of Common Shares is equal to or greater than $5.00(US), or an exemption from the rule is otherwise available, the Common Shares may be subject to substantial additional risk disclosures and document and information delivery requirements on the part of brokers and dealers effecting transactions in the Common Shares. Such additional risk disclosures and document and information delivery requirements on the part of such brokers and dealers may have an adverse effect on the market for and/or valuation of the Common Shares.

26 .    ~~23.~~ Classification as a Passive Foreign Investment Company has adverse income tax consequences for United States shareholders. The Company believes it is a Passive Foreign Investment Company ("PFIC"), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC in the foreseeable future. Consequently, this classification ~~may~~will result in adverse tax consequences for U.S. holders of the Company's shares. For an explanation of these effects on taxation, see Item 10. Additional Information –United States Federal Income Tax Consequences. U.S. shareholders and prospective holders of the Company's shares are also encouraged to consult their own tax advisers.

27 .   ~~24.~~ The Company and its principals and assets are located outside of the United States which makes it difficult to effect service of process or enforce within the United States any judgments obtained against the Company or its officers or directors. Substantially all of the Company's assets are located outside of the United States and the Company does not currently maintain a permanent place of business within the United States. In addition, most of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to effect service of process or enforce within the United States any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada, Mexico and other jurisdictions would recognize or enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada, Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of the United States or any state thereof. Further, any payments as a result of judgments obtained in Mexico should be in pesos and service of process in Mexico must be effectuated personally and not by mail.

ITEM 4.         INFORMATION ON THE COMPANY

History and Development of the Company

The Company was originally incorporated under the Company Act (British Columbia) on April 21, 1999 under the name "583882 B.C. Ltd.". On June 28, 1999, the Company changed its name to "Mega Capital Investments Inc.". On April 22, 2003, the Company changed its name to "MAG Silver Corp." to reflect its new business consequent upon the completion of its Qualifying Transaction. Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia). Our North American office and principal place of business is located at Suite 800, 409 Granville, Vancouver, British Columbia, Canada, V6C 1T2 (phone: 604-630-1399).

The Company is a "reporting" company in the Provinces of British Columbia, Alberta and Ontario.

The Company's Common Shares were listed and posted for trading on the Exchange (TSX VN: MGA) on April 19, 2000. Concurrent with the Company's name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to "MAG".

The Company does not have an agent in the United States.

The Qualifying Transaction

On April 5, 2001, the Company entered into a letter of intent to acquire all of the issued and outstanding share capital of Advanced Disc Manufacturing Corporation ("ADMC"), a private British Columbia start-up company engaged in the manufacture of injection moulded compact discs. Effective May 2, 2001, a formal share exchange agreement was entered into among the Company, ADMC and the shareholders of ADMC in which the terms of the acquisition were set forth (the "ADMC Agreement"). This proposed acquisition was intended to serve as the Company's Qualifying Transaction. In contemplation of the closing of this transaction, the Company advanced ADMC a total of $268,758 to finance its operations. On September 26, 2001, the Company issued a press release to announce that it would not be proceeding with its intended purchase of the share capital of ADMC as a result of certain breaches of the ADMC Agreement by the vendors of the ADMC shares. Of the amounts advanced by the Company to ADMC, only $16,338 was returned. As a result, the Company wrote off to expense the outstanding advances to ADMC in the amount of $252,420.

Subsequent to the termination of the ADMC Agreement, the Company was introduced to Dr. Peter Megaw who directed the Company to consider what appeared to be favourable opportunities involving the acquisition and exploration of silver properties in Mexico. After reviewing these new opportunities, the Company felt the proposal represented a favourable business concept for the Company. Management was of the opinion that the Company was well equipped to pursue the opportunities and therefore proceeded with the concept.

In August 2002, the Company entered into an arms' length agreement dated August 8, 2002 (the "Lagartos Agreement") with Ing. Porfirio Cesar Augusto Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn (collectively, the "Vendors") pursuant to which the Company agreed to acquire (the "Acquisition") 98% (later amended to include 99% registered ownership and beneficial ownership of the remaining 1%) of the issued and outstanding common shares of Lagartos. Lagartos is a private company incorporated under the laws of the Mexican Republic in the mineral exploration business, as described below. As consideration for the Acquisition, the Company agreed to pay the Vendors the sum of US$5,000, and to further pay the sum of US$50,000 for the reimbursement of funds advanced to secure the Juanicipio Option (described below under "The Juanicipio Property"), plus applicable purchase and transfer costs. The Acquisition of beneficial ownership of 100% of Lagartos was completed on January 15, 2003. The Company's Qualifying Transaction was completed on April 15, 2003, with a concurrent financing, which raised gross proceeds of $5,750,000.

As at September 30, 2003, $1,580,659 has been advanced by the Company as an intercorporate loan to Lagartos, with no fixed terms of repayment, for the purposes of repaying the US$50,000 in respect of the Juanicipio Option, making payments of mining taxes totalling $62,560 and the balance for exploration expenditures.

Business Overview

The Company is in the mineral exploration and development business. The Company is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of our properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the Company's properties is determined. Even if the Company completes its exploration program and is successful in identifying a mineral deposit, it will have to spend substantial funds on further drilling and engineering studies before it will know if it has a commercially viable mineral deposit or reserve.

Carrying on Business in Mexico

The Company's property interests are located in Mexico. A summary of the regulatory regime material to the business and affairs of the Company is provided below.

Mining Regulation

The exploration and exploitation of minerals in Mexico may be carried out by Mexican citizens or Mexican companies incorporated under Mexican law by means of obtaining exploration and exploitation concessions. Exploration concessions are granted by the Mexican federal government for a period of six years from the date of their recording in the Public Registry of Mining and are not renewable. Holders of exploration concessions may, prior to the expiration of such exploration concessions, apply for one or more exploitation concessions covering all or part of the area covered by one exploration concession. Failure to apply prior to the expiration of the term of the exploration concession will result in termination of the concession. An exploitation concession has a term of 50 years, generally renewable for a further 50 years upon application within five years prior to the expiration of such concession. Both exploration and exploitation concessions are subject to annual work requirements and payment of surface taxes which are assessed and levied on a semiannual basis. Such concessions may be transferred or assigned by their holders, but such transfers or assignments must comply with the requirements established by the Mexican Mining Law and be registered before the Public Registry of Mining in order to be valid against third parties.

Mineral exploration and exploitation concessions may also be obtained by foreign citizens or foreign corporations, in this latter case, through the establishment of a branch or subsidiary in Mexico, and in the case of foreign citizens, provided that they comply with certain requirements set forth in the Foreign Investment Law. Foreign citizens are required to apply for the corresponding authorization before the Ministry of Foreign Affairs and register their investment in the National Registry of Foreign Investment. In the case of a branch of foreign corporations, in addition to registration in the National Registry of Foreign Investment, additional authorization from the Ministry of Economy is required in order to obtain subsequent registration in the corresponding local Public Registry of Commerce.

Mexican mining law does not require payment of finder's fees or royalties to the Government, except for a discovery premium in connection with national mineral reserves, concessions in marine zones and claims or allotments contracted directly from the Council of Mineral Resources. None of the property interests held by Lagartos are under such fee regime. However, holders of exploration and exploitation concessions are required to pay surface taxes which are assessed and levied on a semi-annual basis.

Foreign Investment Regulation

Foreign investment regulation in Mexico is basically governed by the Law of Foreign Investment and its Regulations. Foreign investment of up to 100% in Mexican mining comp anies is freely permitted. Foreign companies or companies with foreign investment in their capital stock must be registered with the National Registry of Foreign Investment which is maintained by the Ministry of Economy.

Environmental Regulation

Mexico has federal and state laws and regulations relating to the protection of the environment, including regulations concerning water pollution, air pollution, noise pollution and hazardous substances. The principal environmental legislation in Mexico is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (the “General Law of Ecological Balance and Environmental Protection” or the "General Law"), which provides for general environmental rules and policies, with specific requirements set forth in regulations on air pollution, hazardous substances, environmental impact and others (the “Environmental Regulations”). Additionally, there are a series of “Mexican Official Norms” that establish ecological and technical standards and requirements on various environmental related matters (the “Ecological Standards”).

The Secretaría de Medio Ambiente y Recursos Naturales (the “Ministry of the Environment and Natural Resources” or “SEMARNAT” for its initials in Spanish) is the federal agency in charge of mo nitoring compliance with and enforcing the General Law, the Environmental Regulations and the Ecological Standards (collectively the “Environmental Laws”). On enforcement matters the SEMARNAT acts mainly through the Procuraduría Federal de Protección al Ambiente (the “Federal Bureau of Environmental Protection” or “PROFEPA” for its initials in Spanish) and in certain cases through other governmental entities under its control.

Environmental Laws also regulate environmental protection in the mining industry in Mexico. In order to comply with these laws, a series of permits, licences and authorizations must be obtained by a concession holder during the exploration and exploitation stages of a mining project. Generally, these permits and authorizations are issued on a timely basis after the completion of an application by a concession holder. To the best of the Company's knowledge, all of the Company's property interests are currently in compliance with the Environmental Laws.

In the exploration stage, the cost of complying with such Environmental Laws is included in the exploration budget. Until such time as the Company conducts larger more invasive procedures, such as trenching or bulk sampling, there is only nominal cost associated with compliance with the Environmental Laws. The Company’s programs are not yet sufficiently advanced to allow an estimate of the future cost of such environmental compliance.

Currency

The official monetary unit of Mexico is the peso. The currency exchange rate freely floats and the country has no currency exchange restrictions. Nevertheless, following the devaluation of the Mexican peso in December, 1994, uncertainties continue with respect to the financial situation of Mexico. See Item 3. Key Information - Risk Factors, specifically those risk factors dealing with currency fluctuation and inflation.

The following table presents a five-year history of the average annual exchange rates of Canadian dollars into Mexican pesos, calculated by using the average of the exchange rates on the last day of each month during the given year.

Year	Average Exchange Rate

2003	7.73190

2002	6.15751

2001	6.03241

2000	6.36996

1999	6.43512

Value Added Tax

In Mexico, VAT is charged on all goods and services at a rate of 15% percent. Proprietors selling goods or services must collect VAT on behalf of the government. Goods or services purchased incur a credit for

VAT paid. The resulting net VAT is then remitted to, or collected from the Government of Mexico through a formalized filing process.

The Juanicipio Property

Pursuant to an agreement dated July 18, 2002 as amended December 19, 2002 between Lagartos and Ing. Martin Bernardo Sutti Courtade I ("Sutti"), of Zacatecas, Mexico (the "Juanicipio Agreement"), Sutti granted to Lagartos an option (the "Juanicipio Option") to acquire a 100% interest in the Juanicipio Property. Sutti subsequently assigned his interest to Minera Venus, S.A. de C.V. In order to exercise the Juanicipio Option, Lagartos was required to:

(a)

 drill a minimum of 3,500m of diamond core, reverse circulation or a combination of the two methods within 12 months following the date of ratification of the Juanicipio Agreement by all parties in the presence of a notary public (the "Ratification Date"), which was July 18, 2002~~;~~ (which work was completed);

(b)	pay 1,000 pesos plus applicable taxes and pay the Mexican Treasury one payment of approximately 200,000 pesos (approximately $32,629) representing mining taxes owed for the first half of 2002~~;~~ (which amount was paid);
(c)	make payments aggregating US$1,225,000 plus VAT on the following basis:
	(i)	US$75,000 plus VAT on or before January 18, 2003 (which amount was paid);
	(ii)	US$100,000 plus VAT on or before July 18, 2003;
	(iii)	US$100,000 plus VAT on or before January 18, 2004;
	(iv)	US$150,000 plus VAT on or before July 18, 2004;
	(v)	US$150,000 plus VAT on or before January 18, 2005;
	(vi)	US$200,000 plus VAT on or before July 18, 2005;
	(vii)	US$200,000 plus VAT on or before January 18, 2006;and
	(viii)	US$250,000 plus VAT on or before July 18, 2006 and during each semester subsequently until the Juanicipio Property commences production;

(d)	incur expenditures on the Juanicipio Property in the amount of at least US$2,500,000 on the following basis:
	(i)	US$750,000 (including amounts incurred in subparagraph (a) above) by July 18,
2004;
	(ii)	the cumulative amount of US$1,500,000 by July 18, 2005; and
	(iii)	the cumulative amount of US $2,500,000 by July 18, 2006; and
(e)	pay a NSR on the following basis:
	(i)	3.5% for silver priced up to US $5.50/troy ounce;
	(ii)	3.75% for silver priced greater than US $5.50/troy ounce and up to US $6.50/troy ounce;
	(iii)	4.0% for silver priced greater than US $6.50/troy ounce and up to US $7.50/troy ounce;
	(iv)	4.25% for silver priced greater than US $7.50/troy ounce and up to US $10/troy ounce; and
	(v)	5% for silver priced greater than US $10/troy ounce.

Royalties on other precious metals were to be paid at the same percentage rate then in effect for silver. Royalties on base metals recovered would be paid at half the then prevailing percentage rate for silver.

Minera Venus, S.A. de C.V., the optionor of the Juanicipio Property, is owned as to 99% by Lexington Capital Group Inc. and as to 1% by Jose Ruiz Lopez. Lexington Capital Group Inc. was owned as to 100% by Strategic Investments Resources Ltd. Pursuant to a stock purchase agreement dated May 29, 2003 between the Company and Strategic Investments Resources Ltd., on July 16, 2003, for consideration of US$250,000 and 200,000 common shares of the Company at a price of $0.90 per share for a deemed value of $180,000, the Company acquired 100% of the issued shares of Lexington Capital Group Inc., thereby acquiring 99% ownership of the Juanicipio Property (with the remaining 1% held by Jose Ruiz Lopez). The Company intends to terminate the Juanicipio Agreement, thereby eliminating its obligations (as described above) to make any further option payments, fulfill the above-described work commitments or pay any royalty. As a result of the acquisition of Lexington by the Company on May 29, 2003, the Company will not have to incur any of the originally required option payments and work commitments to occur after May 29, 2003, as described above.

The Don Fippi Property

Pursuant to an arm's length agreement (the "Don Fippi Agreement") dated as of November 18, 2002 between the Company, Lagartos and Minera Bugambilias, S.A. de C.V. ("Bugambilias"), Bugambilias granted to Lagartos an option (the "Don Fippi Option") to acquire a 100% interest in the Don Fippi Property. In order to exercise the Don Fippi Option, Lagartos must:

(a) pay to Bugambilias an aggregate of US$550,000 plus VAT (the "Don Fippi Payments") on the following basis:

(i) US$50,000 plus VAT within five business days after the date the Don Fippi Agreement is accepted by the Exchange, which occurred on April 21, 2003 (the " DF Effective Date") ~~and~~ (which amount has been paid);

(ii) US$50,000 plus VAT on or before April 21, 2004~~;~~ (which amount has been paid);

(iii) US$100,000 plus VAT (the "Third DF Payment") on or before April 21, 2005, provided that if during the ten trading days prior to the date the Third DF Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Third DF Payment is waived by Bugambilias and need not be made;

(iv) US$150,000 plus VAT (the "Fourth DF Payment") on or before April 21, 2006, provided that if during the ten trading days prior to the date the Fourth DF Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Fourth DF Payment is waived by Bugambilias and need not be made; and

(v) US$200,000 plus VAT (the "Fifth DF Payment") on or before April 21, 2007, provided that if during the ten trading days prior to the date the Fifth DF Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Fifth DF Payment is waived by Bugambilias and need not be made;

(b) incur expenditures on the Don Fippi Property in the amount of at least US$4,000,000 (the "Don Fippi Expenditures") on the following basis:

(i) US$250,000 by April 21, 2004, of which US$15,000 must be spent by December 31, 2002 (all of which ~~US$15,000~~ has been spent);

(ii) the cumulative amount of US$1,000,000 by April 21, 2005;

(iii) the cumulative amount of US$2,000,000 by April 21, 2006;

(iv) the cumulative amount of US$3,000,000 by April 21, 2007; and

(v) the cumulative amount of US$4,000,000 by April 21, 2008;

(c) allot and issue to Bugambilias an aggregate of up to 2,100,000 Common Shares of the Company (the "Don Fippi Shares") on the following basis:

(i) 100,000 Common Shares within five business days of April 21, 2003 (which have been issued at $0.50 per share); and

(ii) commencing December 21, 2003, one Common Share for each US dollar expended by Lagartos as described in paragraph (b) above, up to a maximum of 2,000,000 Common Shares.

Provided that Lagartos has expended a cumulative minimum of US$1,000,000 of Don Fippi Expenditures by April 21, 2005, Lagartos may elect to not incur any further Don Fippi Expenditures or make any further Don Fippi Payments or issue any further Don Fippi Shares under the Don Fippi Agreement and to enter into a joint venture with Bugambilias in respect of the Don Fippi Property in which Lagartos is immediately vested with a 50% interest and Bugambilias will hold a 50% interest and Bugambilias will be the initial operator of the Don Fippi Property under the joint venture. Lagartos and Bugambilias have agreed to enter into a joint venture agreement setting out the terms of such joint venture and including such other terms as are standard in the industry.

Provided that Lagartos has expended a cumulative minimum of US$2,000,000 of Don Fippi Expenditures by April 21, 2006, Lagartos may elect to not incur any further Don Fippi Expenditures or make any further Don Fippi Payments or issue any further Don Fippi Shares under the Don Fippi Agreement and to enter into a joint venture with Bugambilias in respect of the Don Fippi Property in which Lagartos is immediately vested with a 60% interest and Bugambilias will hold a 40% interest and Lagartos will have the option to be the initial operator of the Don Fippi Property under the joint venture. Lagartos and Bugambilias have agreed to enter into a joint venture agreement setting out the terms of such joint venture and including such other terms as are standard in the industry. In the event that Lagartos elects to be the operator of the Don Fippi Property, but fails for a period of at least six months to advance any exploration or development of the Don Fippi Property, Bugambilias has the option to become the operator of the Don Fippi Property.

Alternatively, the Don Fippi Option may be exercised at any time by Lagartos by paying such amount as is required to make the total payments to Bugambilias aggregate US$550,000, and by issuing to Bugambilias an aggregate of 2,100,000 Don Fippi Shares.

Lagartos may terminate the Don Fippi Agreement at any time by providing Bugambilias with 60 days notice and failing to make any payment or incur any Don Fippi Expenditure when due, but must pay the applicable taxes for the following semester.

The Guigui Property

Pursuant to an arm's length agreement (the "Guigui Agreement") dated as of November 18, 2002 between the Company, Lagartos and Minera Coralillo, S.A. de C.V. ("Coralillo"), Coralillo granted to Lagartos an option (the "Guigui Option") to acquire a 100% interest in the Guigui Property. In order to exercise the Guigui Option, Lagartos must:

(a) pay to Coralillo an aggregate of US$550,000 plus VAT (the "Guigui Payments") on the following basis:

(i) US$50,000 plus VAT within five business days after the date the Guigui Agreement is accepted by the Exchange, which occurred on April 21, 2003 (the "GG Effective Date") and which amount has been paid;

(ii) US$50,000 plus VAT on or before ~~April 21,~~ June 20, 2004;

(iii) US$100,000 plus VAT (the "Third Guigui Payment") on or before April 21, 2005, provided that if during the ten trading days prior to the date the Third Guigui Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Third Guigui Payment is waived by Coralillo and need not be made;

(iv) US$150,000 plus VAT (the "Fourth Guigui Payment") on or before April 21, 2006, provided that if during the ten trading days prior to the date the Fourth Guigui Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Fourth Guigui Payment is waived by Coralillo and need not be made; and

(v) US$200,000 plus VAT (the "Fifth Guigui Payment') on or before April 21, 2007, provided that if during the ten trading days prior to the date the Fifth Guigui Payment is due the average closing price of the Common Shares of the Company on the Exchange is more than US$0.50, the Fifth Guigui Payment is waived by Coralillo and need not be made;

(b) incur expenditures on the Guigui Property in the amount of at least US$2,500,000 (the "Guigui Expenditures") on the following basis:

(i) US$100,000 by April 21, 2004~~;~~ (which has been spent);

(ii) the cumulative amount of US $750,000 by April 21, 2005;

(iv) the cumulative amount of US $2,500,000 by April 21, 2007; and

(c) allot and issue to Coralillo an aggregate of 2,100,000 Common Shares of the Company (the "Guigui Shares") on the following basis:

(i) 100,000 Guigui Shares within five business days of the GG Effective Date (which have been issued at $0.50 per share); and

(ii) commencing December 21, 2003, one Guigui Share for each US dollar expended by Lagartos as described in paragraph (b) above, up to a maximum of 2,000,000 Guigui Shares.

Provided that Lagartos has expended a cumulative minimum of US$750,000 of Guigui Expenditures by April 21, 2005, Lagartos may elect to not incur any further Guigui Expenditures or make any further Guigui Payments or issue any further Guigui Shares under the Guigui Agreement and to enter into a joint venture with Coralillo in respect of the Guigui Property in which Lagartos is immediately vested with a 50% interest and Coralillo will hold a 50% interest and Coralillo will be the initial operator of the Guigui Property under the joint venture. Lagartos and Coralillo have agreed to enter into a joint venture agreement setting out the terms of such joint venture and including such other terms as are standard in the industry.

Provided that Lagartos has expended a cumulative minimum of US$1,500,000 of Guigui Expenditures by April 21, 2006, Lagartos may elect to not incur any further Guigui Expenditures or make any further Guigui Payments or issue any further Guigui Shares under the Guigui Agreement and to enter into a joint venture with Coralillo in respect of the Guigui Property in which Lagartos is immediately vested with a

60% interest and Coralillo will hold a 40% interest and Lagartos will have the option to be the initial operator of the Guigui Property under the joint venture. Lagartos and Coralillo have agreed to enter into a joint venture agreement setting out the terms of such joint venture and including such other terms as are standard in the industry. In the event that Lagartos elects to be the operator of the Guigui Property, but fails for a period of at least six months to advance any exploration or development of the Guigui Property, Coralillo has the option to become the operator of the Guigui Property.

Lagartos also agreed to pay to Coralillo a 2.5% NSR ~~unless~~. In the event that a joint venture between the parties is entered into, this NSR may be re-negotiated.

Alternatively, the Guigui Option may be exercised at any time by Lagartos by paying such amount as is required to make the total Guigui Payments to Coralillo aggregate US$550,000, and by issuing to Coralillo an aggregate of 2,100,000 Guigui Shares of the Company.

All properties acquired by Lagartos, Coralillo or any of their affiliates within the borders of the Guigui Property will become part of the Guigui Property and be included under the Guigui Agreement.

Lagartos may terminate the Guigui Agreement at any time by providing Coralillo with 60 days notice and failing to make any payment or incur any Guigui Expenditures when due, but must pay the applicable taxes for the following semester.

Lagartos has a right of first refusal in the event that the optionor wishes to dispose of its interest in the Guigui Agreement or NSR, except for transfers of interests in the NSR to Coralillo's shareholders or heirs which are permitted without restriction.

Coralillo has a right of first refusal in the event that Lagartos wishes to dispose of its interest in the Guigui Agreement.

Recently Acquired Properties

Pursuant to an arm's length agreement (the "Sierra de Ramirez Agreement") dated as of December 14, 2003 among the Company, Lagartos and Minera Rio Tinto, S.A. de C.V. ("Rio Tinto"), Rio Tinto granted to Lagartos an option (the "Sierra de Ramirez Option") to acquire a 100% interest in a mineral property covering 4,443 hectares located in the Sierra de Ramirez dis trict in Durango, Mexico (the "Sierra de Ramirez Property"), subject to a maximum 3% net smelter returns royalty. In order to exercise the Sierra de Ramirez Option, Lagartos must:

(ii) US$100,000 within 24 months after the RT Effective Date;

(iii) US$150,000 within 36 months after the RT Effective Date;

(iv) US$200,000 within 48 months after the RT Effective Date; and

(v) US$250,000 within 60 months after the RT Effective Date.

~~The Company has also reached an oral~~Pursuant to an arm's length agreement ~~in principle~~ (the "Adargas Agreement") ~~with Cascabel pursuant to which the Company will acquire an option to earn~~dated as of February 26, 2004 among the Company, Lagartos and Cascabel, Cascabel granted to Lagartos an option (the "Adargas Option") to acquire a 100% interest in the Adargas property (the "Adargas Property"), subject to a 2.5% net smelter returns royalty~~, on the following terms~~. In order to exercise the Adargas Option, Lagartos must:

(a) pay US$25,000 to Cascabel and issue to Cascabel 75,000 Common Shares of the Company within five days after Exchange acceptance of the Adargas Agreement (the "AD Effective Date"), which acceptance has not yet been received;

(b) make payments to Cascabel as follows:

(i) US$75,000 12 months after the AD Effective Date;

(ii) US$125,000 24 months after the AD Effective Date;

(iii) US$175,000 36 months after the AD Effective Date;

(iv) US$250,000 48 months after the AD Effective Date;

(v) US$350,000 60 months after the AD Effective Date; and

(c) incur exploration expenditures on the Adargas Property as follows:

(i) US$100,000 within 12 months after the AD Effective Date;

(ii) US$200,000 within 24 months after the AD Effective Date;

(iii) US$200,000 within 36 months after the AD Effective Date;

(iv) US$250,000 within 48 months after the AD Effective Date; and

(v) US$250,000 within 60 months after the AD Effective Date.

~~The Company has also reached an oral~~Pursuant to an arm's length agreement ~~in principle~~ (the "Cinco de Mayo Agreement") ~~with Cascabel pursuant to which the Company will acquire an option to earn~~dated as of April 5, 2004 among the Company, Lagartos and Cascabel, Cascabel granted to Lagartos an option (the "Cinco de Mayo Option") to acquire a 100% interest in the Cinco de Mayo property (the "Cinco de Mayo Property"), subject to a 2.5% net smelter returns royalty~~, on the following terms~~. In order to exercise the Cinco de Mayo Option, Lagartos must:

(a) pay US$25,000 to Cascabel and issue to Cascabel 75,000 Common Shares of the Company within five days after Exchange acceptance of the Cinco de Mayo Agreement (the "CM Effective Date"), which acceptance has not yet been received;

(b) make payments to Cascabel as follows:

(i) US$75,000 12 months after the CM Effective Date;

(ii) US$125,000 24 months after the CM Effective Date;

(iii) US$175,000 36 months after the CM Effective Date;

(iv) US$250,000 48 months after the CM Effective Date;

(v) US$350,000 60 months after the CM Effective Date; and

The Sierra de Ramirez Property, the Adargas Property and the Cinco de Mayo Property are collectively referred to as the "Recently Acquired Properties".

Organizational Structure

The Company is the registered owner of 99% of the issued shares of Lagartos. The remaining 1% of Lagartos is held by Dave Pearce, a director of the Company, in trust for the Company. This results in the Company having 100% beneficial ownership of Lagartos. The registered and records office of Lagartos is located at Paseo de Los Tamarindos 60, Bosques de Las Lomas, 05120 Mexico, D.F., Mexico.

The Company is also the owner of 100% of the issued shares of Lexington Capital Group Inc., a British Virgin Islands company, which holds a 99% interest in the claims underlying the Juanicipio Property.

Property, Plants and Equipment

The Company's administrative offices are located in leased premises at Suite 800, 409 Granville Street, Vancouver, British Columbia, V6C 1T2. The Company has no significant plant or equipment for its operations. Equipment used for exploration or drilling is rented or contracted as needed.

DESCRIPTION OF THE BUSINESS - JUANICIPIO

The disclosure in this section ~~has been extracted from~~is based on a November 19, 2002 report entitled "The Geology and Exploration Potential of the Juanicipio Property, Fresnillo District, Zacatecas, Mexico" prepared by Clancy J. Wendt ("Wendt"), P.G., of Pincock, Allen and Holt, of Lakewood, Colorado.

Property Description and Location

The Juanicipio Property (the "Juanicipio Property" or "Juanicipio") is located in the Fresnillo District, Zacatecas, Mexico, approximately 6 kilometres (km.) west of the city of Fresnillo and the Fresnillo Mine of Industrias Peñoles S.A., currently the world's largest silver mine.

The Juanicipio Property covers approximately 7,679 hectares (18,967 acres) and is in the northeastern part of the Sierra Valdecañas, a 13 km. by 30 km. long mountain range that lies immediately west of Fresnillo.

The property lies on the western edge of the Mexican Altiplano or “Mesa Central”. The Altiplano is that portion of central northern Mexico lying north of the Trans-Mexico Volcanic Belt, between the Sierra Madre Oriental and Sierra Madre Occidental.

Water is abundant at depth and water rights for mine development should be part of the mineral rights. Power is located a few miles from the main part of the property and is available. ¶

Paved highways on the eastern, northern and western sides surround the Sierra Valdecañas, with a good-quality unpaved road linking the paved roads across the southern end of the range. This southern road is in the process of being paved. Despite the ruggedness of the central part of the Sierra Valdecañas, access to the northeastern area, where the Juanicipio Property is located, is good. A high quality dirt road runs about 1.5 km. up the Linares Canyon from the village of Presa Linares. This provides access to the extreme northeastern corner of the Juanicipio Property. A separate road proceeds from Fresnillo to the village of Valdecañas, and from there to a pass that allows access to Linares Canyon, some 4 km. south of the village of Presa Linares. Despite this road access, principal access to the bulk of the area of maximum interest is by foot. One major drill target should be accessible from existing roads; others will require road building up Linares Canyon. The routes for these roads have already been approved by the Mexican environmental agency.

Ownership

The Juanicipio Property was originally titled to Juan Antonio Rosales of Zacatecas on August 9, 1999. The Juanicipio Property was sold by Juan Antonio Rosales to Sutti. Pursuant to the Juanicipio Agreement, Sutti granted to Lagartos an option to acquire a 100% interest in the Juanicipio Property. Sutti then assigned his interest to Minera Venus, S.A. de C.V. As described above, the Company acquired ownership of Lexington Capital Group Inc., which in turn owns 99% of Minera Venus, S.A. de C. V., resulting in the Company indirectly owning 99% of the Juanicipio Property, with the remaining 1% owned by Jose Ruiz Lopez.

History

The Juanicipio Property has seen sporadic, small-scale prospecting by unknown individuals over the last several hundred years, but has seen no production. Previous work by Sunshine Mining and the Consejo de Recursos Minerales (the Mexican Geologic Survey) has produced geologic maps, geochemical data bases, alteration and geologic maps, geophysical maps, Landsat images, topographic and structure maps.

Geological Setting

District Geology

The Fresnillo District section consists of the lower Cretaceous rocks composed of calcareous graywacke with interbedded shales and limestones. The limestones are unconformably overlain (perhaps in overthrust contact) by the Chilitos Fm., composed of marine andesitic volcaniclastic sediments, andesite tuffs and flows, and mafic intrusive bodies. The section is capped by the Tertiary basal conglomerates and volcaniclastics and overlying rhyolite ash-flow tuffs. Everything older than the Fresnillo Fm. is intruded by andesite dikes and a quartz-monzonite porphyry. The pre-Tertiary section has been folded, tilted (N55W, 30SW) and complexly thrusted.

Juanicipio Geology

The stratigraphy of the Juanicipio area is very similar to that of the adjacent Fresnillo District. The (apparently) oldest rocks seen to date at Juanicipio are fragments of graywacke seen on dumps in the Cerro Colorado area. These appear similar to the upper Valdecañas Graywackes of the Proaño Group seen in the main portion of the Fresnillo District.

The next oldest rocks are thinly bedded calcareous shales (lower) and andesitic volcaniclastic rocks. These rocks are poorly resistant to weathering and crop out sparingly beneath materials sloughed off the bold outcrops of volcanic rocks along Linares Canyon and at Piedras. The uppermost surface of the Chilitos is an irregular unconformity, locally marked by deep weathering and paleo-calcrete. This surface is buried by Tertiary volcaniclastic paleo-alluvium, surface debris, and a variety of tuffs welded and unwelded.

Environmental Surveys

The only environmental surveys done on the Juanicipio Property are those required for drill permitting. These surveys involve preparing inventories of floral and faunal species and assessments of the impact of road building for drilling. Drilling permits were granted to Sunshine by SEMARNAT on the basis of these studies. The permits have been regenerated in the name of Lagartos.

The only surface disturbances on the Juanicipio are small prospect pits from which there has been no production. Reconnaissance coverage indicates that there are no inherited environmental liabilities from these disturbances.

Mineral Resources and Reserves

The Juanicipio Property remains at an early exploration stage. No data has yet been generated from which to estimate resources and reserves.

Interpretation and Conclusions

The geology, structure, geochemistry and geophysics at Juanicipio are similar enough to ~~Fresnillo~~other productive systems that ~~exploration models from Fresnillo~~ can be readily applied to Juanicipio to generate high quality, potentially high-grade, drilling targets. The results of the initial mapping, geochemistry and geophysics include the following favourable comparisons:

1.      Similar structural environment with both parallel structures and structures aligned with ~~drilled structures in the Fresnillo District. An important corollary to this is the extreme lateral continuity of~~

~~Fresnillo veins, suggesting that mineralization may extend much farther from the historic mining centre than previously thought.~~previously drilled mineralized structures.

2.       A two-stage alteration history with early massive silicification cut by a later iron-oxide, pyrite, kaolinite and alunite stage. ~~This is directly analogous to that seen in Fresnillo.~~

~~3.       Similar surface geochemistry. This is significant evidence because the Fresnillo District has such a subdued geochemical signature. However, the metals that are anomalous in Fresnillo are anomalous in Juanicipio in the same amounts and proportions. It is worth noting that the geochemical characterization of Fresnillo proper is based on thousands of samples, versus about 100 from Juanicipio.~~¶

3.     A geochemical signature that is anomalous in minerals that indicate potential mineralization at depth.

4.      Strong NSAMT response for the major structures shows persistence to depth ~~and reportedly very similar conductivity patterns to those from Fresnillo.~~.

5.     The major geologic, geochemical and geophysical features coincide: It is the late N50-70W structures that have the pyrite, kaolinite, and alunite alteration, geochemical anomalies, and NSAMT responses.

Recommendations

Drill Targets

The following six major target structures have been identified as warranting drilling in a Phase I program, based upon their orientation, alteration history, geochemistry and geophysics: the Fe Oxide Pit Structure, Zonge Structure “A”, Zonge Structure “B”, Zonge Structure “C”, South Target, and Zonge Structure “D”.

Recommended Work Program and Budget

Estimated depths to the top of the high-grade ~~"Santo Niño" style~~ mineralization, the most attractive target type, are on the order of 500 to 600 meters (Note that mining at these depths is undertaken routinely in this part of Mexico). Given angle drilling, the total depths of these holes will average 750 m. Testing the six proposed targets will require 4,500 m. of drilling at an estimated cost of $1,184,500. Once the regenerated drilling permits are in place, work can commence immediately. The following Phase I exploration budget is proposed:

Item	Amount

Logistics: miscellaneous support expenses	$5,000

Geochemical study of structures	5,000

Drilling road work	40,000

Drilling and support for 4,500 meters of drilling @ $200 per m.	900,000

Assaying	20,000

Environmental remediation and review	50,000

Final report	10,000

Sub-Total	$1,030,000

VAT (15%)	154,500

Total	$1,184,500

The Company is proceeding with the proposed work program. To ~~September 30,~~December 31, 2003, approximately $~~990,411~~1,145,332 has been spent on the Juanicipio Property.

DESCRIPTION OF THE BUSINESS - DON FIPPI

The disclosure in this section ~~has been extracted from~~is based on a November 19, 2002 report entitled "The Geology and Exploration Potential of the Don Fippi Property, Batopilas District, Chihuahua, Mexico" prepared for the Company by Wendt.

Property Description and Location

The Don Fippi Property comprises seven exploration claims covering approximately 3,511 ha. in the Batopilas Mining District in southwestern Chihuahua State of Mexico (the "Don Fippi Property" or "Don Fippi").

There is a good quality 70 km. unpaved road connecting Batopilas to the paved highway that leads to Creel and thence to the cities of La Junta, Cuauhtemoc and Chihuahua 300 km. to the east. The main road runs along the river and is in very good condition through the town of Batopilas. Conditions deteriorate south of the town, but the road is passable south to Satevo and west to Camuchin. A few spur roads run from the main road to the area above the Porfirio Diaz Tunnel. Access to the balance of the area is by foot or horseback. Underground access is extensive through the Santo Domingo, San Miguel, Peñasquito and Pastrana mines. The Porfirio Diaz Tunnel is caved about 1.5 km. from the portal, leaving the back 2.5 km. accessible only through stopes leading from the Peñasquito Level. Locals note that the tunnel has caved in the same place before and that past rehabilitation efforts have taken only a few days.

Both water and power are available at the property.

Ownership

On October 24, 1997, title to the Don Fippi Property vested with Bugambilias. The Internal Property were acquired by the holders thereof as older claims expired and were liberated under Mexican mining law. On November 18, 2002, Bugambilias granted to Lagartos an option on the Don Fippi Property.

History

High-grade native silver outcrops in the Batopilas district were discovered around 1630 and production records begin in 1632. The district contains between 65 and 300 mines and an estimated 200,000,000 to 300,000,000 ounces of silver have been produced from the district.

Geological Setting

Regional Geology

The Batopilas District lies in the heart of the Sierra Madre Occidental magmatic province. Geologically, this province consists of two thick Tertiary volcanic sequences deposited on a basement of Mesozoic sediments, metasediments, and intrusive rocks. The two sequences are referred to as the lower volcanic complex and the upper volcanic complex.

Batopilas District Geology

Batopilas District mineralization is hosted entirely within the lower volcanic complex which here consists of intermediate composition intrusive rocks, dominantly dacites and diorites, and extrusive rocks, dominantly andesite tuffs, flows and volcaniclastic sediments. Rhyolite ash-flows of the upper volcanic supergroup form the prominent mesas that rim the canyon several hundreds to thousands of meters above the vein system.

Mineralization and Alteration

Batopilas District Silver Mineralization

Mineralization in the silver zone dominantly occurs in the Pastrana Dacite, but some occurs in the Tahonas Granodiorite and Dolores Microdiorite. Pre-mineral quartz-porphyry and post-intra-mineral basalt dikes in veins are mineralized and locally altered to serpentinite. Mineralization throughout the silver zone overwhelmingly consists of crystallized native silver in calcite gangue. The silver ores were high grade: ranging from the Batopilas Mining Company’s 1880-1913 average direct-smelting grade of 8,000 g/T (257 oz/T) to extremely high-grade pods carrying up to 75% Ag. The Batopilas Mining Company also produced a significant tonnage of “milling ore” grading 265 g/T (8.5 oz/T). Oreshoots typically are 15 - 80 m. long, 0.5 - 4.6 m. wide (1 m. average) and up to 350 m. down plunge. Shoots are connected by up to 90 m. of barren calcite veinlets, often only .1-.3 mm. wide.

Exploration

Exploration by Bugambilias

Bugambilias began its exploration with a comprehensive literature search and data acquisition phase. The resulting data have been compiled, digitized and registered to a common UTM grid and elevation model.

Much of the historic data was incorporated into a mapping project conducted by Cascabel for the Mexican Mineral Resources Council (COREMI) in 2000.

Very little in the way of geochemistry and geophysics have been done in the past and much of the future work will be to complete these efforts to define targets for future work.

Environmental Surveys

Old workings and prospect pits dot the surface of the Don Fippi Property. Most dumps, and all tailings were originally deposited on the banks of the Rio Batopilas, and 80 years of flooding have long since carried them away.

No environmental surveys have been done in the district by Bugambilias.

Mineral Resource and Mineral Reserves

The Don Fippi Property remains at an early exploration stage. No data has yet been generated from which to estimate resources and reserves.

Exploration Program and Techniques

In general, the proposed exploration program has the principal goal of determining whether new geologic information and modern remote sensing techniques can locate blind high-grade native silver pods. The old system of blind mining should not be necessary, although some of the mentioned targets could be tested by direct mining regardless of the geophysical results.

A two-stage pre-drilling exploration program should be undertaken: Phase I should begin with continued acquisition and compilation of available data for the district. This should include careful structural analysis. This should be followed by detailed surface and underground geologic mapping and analysis. The field priorities are:

(a)	accurately locate as many old workings as possible with GPS and underground surveying for integration into a district-scale GIS database;

(b)	complete detailed surface mapping of the area above the Roncesvalles Fault to get a better idea of its offset;
(c)	map and sample the quartz-pyrite breccia pipes and evaluate the gold potential;
(d)	map the surface expression of the New Nevada breccia pipe and its possible analogs to the east; and
(e)	visit the Camuchin and Descubridora areas to determine the level of interest and priorities for acquisition and work in those areas.

The surface work should be complemented by underground mapping and sampling. Some areas in the district will require some minor mine rehabilitation and mucking out of minor caved areas to ensure access. The Porforio Diaz Tunnel ("PDT") should be cleaned up and re-opened back to the Roncesvalles Fault zone to re-establish flow-through ventilation and allow the mine to “breathe” before underground work commences. This will be especially important because much subsequent exploration will be underground from the PDT by either drilling or direct heading. Examination of the upper levels along the Roncesvalles to evaluate the difficulty of rehabilitation should be done once the PDT is reopened.

Recommendations

A Phase I work program should result in definition and refinement of major exploration targets in the district. These should then be tested with orientation geophysical surveys, followed by more intensive geophysical investigation of the best anomalies developed by the orientation work. Following is a proposed budget for a Phase I exploration program:

Item	Amount

Logistics: miscellaneous support expenses and equipment (including two metal detectors)	$15,000

Mine rehabilitation	37,500

Geologic mapping (four-man teams for 100 days @ $1,200/day)	120,000

Air photo acquisition	37,500

Geochemical sampling	25,000

Orientation geophysical survey	165,000

Final report and ongoing qualifying reports	20,000

Sub-Total	420,000

VAT (15%)	63,000

Total	$483,000

The Company has commenced this proposed work program. To ~~September 30,~~December 31, 2003, approximately $~~258,009~~335,793 has been spent on the Don Fippi Property.

DESCRIPTION OF THE BUSINESS - GUIGUI

The disclosure in this section ~~has been extracted from~~is based on a Novemb er 19, 2002 report entitled "The Geology and Exploration Potential of the Guigui Silver, Lead, Zinc Project, Santa Eulalia District, Chihuahua, Mexico" prepared for the Company by Wendt.

Property Description and Location

The Guigui Property comprises four exploration and three exploitation claims, as defined by the Mexican mining law, covering approximately 4,553 ha. of land between and south of the East and West Camps of Santa Eulalia Mining District in central Chihuahua State of Mexico (the "Guigui Property" or "Guigui").

It is located 23 kilometers east of Chihuahua City and three kilometers by improved dirt road. The district occupies the approximate center of the north-northwest elongate, fault-bounded Sierra Santa Eulalia (also called Sierra Santo Domingo) whose peaks rise up to 700 m. above the surrounding plains. Water and power are available locally and are near the property boundary.

The Santa Eulalia District is divided into two portions called the West and East Camps, based on a combination of geography, production, and style of mineralization. The West Camp lies on the western flank of the range and the East Camp lies on the eastern fringe of the range. The 2.5 km. wide intervening zone is known as the Middle Camp. The Middle Camp has numerous mineralized showings and small mines, but has not been systematically explored. The Guigui Property covers the entire area south of the East and West Camps and a significant portion of the southeastern Middle Camp.¶

Mexican Highway 15, connecting Chihuahua City to Mexico City, runs along the west side of the range, within about 4 km. of the western side of the Guigui Property. A two-lane paved road cuts off Highway 15 and leads to the town of Santa Eulalia (also known as Aquiles Serdan). Good quality paved and hard surfaced roads lead north and east from Santa Eulalia to the Buena Tierra, Potosi, and San Antonio Mines, or south into Guigui, which is crossed by a series of well-maintained ranch roads.

Ownership

Cascabel initially filed for the Guigui claims in 1992 and all such claims were subsequently transferred to Coralillo in 2000. On November 18, 2002, Coralillo granted to Lagartos an option in respect of the Guigui Property.

History

There appears to have been little work done in the Guigui area prior to 1986, except for minor prospecting by unknown individuals.

Work completed between 1991 and 2002 included:

  detailed geologic mapping of the Guigui Property, with emphasis on mapping volcanic stratigraphy, structures cutting the volcanics and alteration. Geochemical samples were taken of all structures and mineralized outcrops. This was accomplished via Landsat image analysis, 1:40,000 black and white air-photo analysis, and 1:10,000 scale geologic outcrop mapping.

  geophysical surveys to locate the intrusive centre and to determine the thickness of the volcanic cover. The surveys included: gravimetrics, ground magnetics, CSAMT (Controlled Source Audio Magneto Tellurics) and NSAMT (Natural Source Audio Magneto Tellurics).
  defining and permitting of drilling targets based on geology, geochemistry and geophysics. SEMARNAT (Secretaria de Medio Ambiente and Recursos Naturales which is the Secretary of the Environment and Natural Resources) approved 44 drilling sites, with permission for an initial 12-hole program in 1998. These permits have been renewed annually and remain in effect.

Geological Setting

Geologic work that has been performed on the property consists of detailed geology mapping, geochemical sampling of outcrops, structures, and mineralized areas, geophysical surveys, and permitting of drill targets.¶

The Santa Eulalia ~~Mining District is the largest of several important Ag-Pb-Zn-Cu-Au Carbonate Replacement Deposits that occur along the intersection of the Laramide-aged Mexican Thrust Belt and the Tertiary Sierra Madre Occidental magmatic belt. Santa Eulalia and comparable districts form a spectrum ranging from stock contact skarns, through dike and sill contact skarns, to massive sulfide chimneys and mantos.  ¶¶The East and West Camps of the Santa Eulalia District contain~~District contains continuous, zoned mineralization and alteration concentrated on the east and west flanks of a southerly-plunging anticline. Mineralization ~~in both camps~~ occurs in the same stratigraphic interval in close temporal and spatial relationship to distinctive felsite sills and dikes. ~~Although the mineralization in the two camps does not overlap in space, both appear to have resulted from the evolution of persistent, pulsating, hydrothermal systems. West Camp mineralization is characterized by highly elongate (up to 4 km long) mantos and chimneys dominantly composed of massive Ag-Pb-Zn-Fe sulfides. These are clearly related in time and space to a series of felsite sills that thicken and coalesce to the southeast. Only in the deepest, most proximal southeastern part of the West Camp has any garnet skarn been encountered. In contrast, East Camp mineralization is dominated by tabular mineralized garnet-pyroxene skarn chimneys developed along the margins of a series of felsite dikes. The skarn chimneys combine to form a composite skarn orebody up to 1,000 meters high and 2,000 meters long flanked by peripheral massive sulfide pods and mantos. However, despite the sharp differences in mineralization style and gangue mineralogy, the sulfide mineralogy, temperatures of formation, fluid salinities, and sulfur isotopic characteristics of the two camps are virtually identical, indicating that these are different manifestations of the same hydrothermal system. The morphology of the ore-related felsites of both camps, coupled with mineralogical, metals content, metal ratios, sulfur isotope, and mineralization style, strongly indicates a common hydrothermal source. This source appears to lie between the two camps, immediately north of the Santo Domingo Caldera in the Guigui Property area.~~

Exploration efforts to test ~~these concepts~~ the mineralized zones have included reconnaissance and detailed geologic and alteration mapping, geochemical sampling, and Gravity, Magnetics and Audio Magneto Tellurics (CSAMT and NSAMT) surveys.

These geologic and geophysical results were the basis for permitting a 6-12 hole-drilling program in 1998. However, a significant additional area (>400 hectares in the Guigui 2, 3 and 4 claims) has been recently added to the claim package and it is recommended to advance the newly acquired ground to the same level of knowledge prior to drilling. This should include detailed geologic outcrop mapping with particular attention paid to the areas between Guigui and ~~the~~ known ~~West Camp mining areas~~mineralization and the approximately 1 km long portion of the San Antonio Graben that lies within Guigui 2. This mapping should be accompanied by geochemical sampling of all mineralized and altered outcrops. Additional NSAMT and/or CSAMT geophysical lines should be run over targets identified by the above geologic mapping and consideration should be given to geophysically refining the previously identified targets within Guigui prior to drilling.

Environmental Surveys

The only environmental surveys done on the Guigui Property to date are those required for drill permitting. These include inventories of floral and faunal species and an assessment of the impact of road building for drilling.

The only surface disturbances in the claim are small prospect pits from which there has been no production and three old fluorite workings. There are no inherited environmental liabilities from these disturbances.

Drilling

No drilling has been done within Guigui proper. However, the 12 initial targets permitted for Advanced Projects remain to be drilled. The permits are in the name of Cascabel and have been renewed annually since 1998.

Recommendations

Existing Guigui Drill Targets

Six major targets have been identified and permitted within the Guigui Property. The overall program is based on projection into Guigui of the mineralization vectors from the known mining areas, the AMT data, and alteration distribution. The CSAMT data indicate that the tops of the conductors are not more than 350 m. deep, but they should be drilled to a depth of 450 - 500 m. Further, if the CSAMT data do not reflect the depth to the tops of the conceptual targets (or if they are altogether misleading), either hole 1 or 2 should be drilled to a 800 - 1000 m. depth to determine if intrusive rocks with associated skarn exist in this geologically indicated target area. The hole locations are based on a combination of geology, CSAMT/AMT, magnetics, gravity. The targets lie greater than 300 m. below the surface and are controlled by high angle features, which, combined with topography, means angle holes are required to test the targets effectively. Many appear to reflect multiple parallel structures so the exploration program was designed so that the holes will cut several of these structures, lengthening the drill hole depth. Sections for each hole have been generated. Total of the exploration drilling needed to test the known targets is 4,250 meters.

Recommended Work Program and Budget

Following the above considerations, it is recommended that the first exploration phase focus on mapping, sampling and geophysics in the Guigui 2, 3 and 4 claims and adjoining portions of Guigui. Drilling the best targets in the combined areas should follow this. The following Phase I exploration budget is proposed:

Item	Amount

Logistics and support	$5,000

Field Mapping (2 man teams for 60 days)	35,000

Sampling	10,000

Geophysical line preparation	10,000

Geophysics	165,000

Final report and ongoing quality reporting	20,000

Sub-Total	$245,000

Value Added Tax (VAT) @15%	$36,750

Total	$281,750

The Company has commenced the mapping portion of this program. To ~~September 30,~~December 31, 2003, approximately $~~145,733~~558,456 has been spent on the Guigui Property. A Phase II program will build on the work done during Phase I. The Phase I data will direct the exploration for Phase II.

Testing the six proposed targets will require 4,250 m. of drilling at an estimated cost of $850,000. Drilling can commence immediately within Guigui. Minor permit expansion and refiling will be necessary for Guigui 2, 3, and 4. The following general drilling budget is proposed for Phase II:

Item	Amount

Logistics and support	$5,000

Road work	20,000

Drilling and support for 4,250 meters of drilling @ $200 per meter	850,000

Assaying	20,000

Environmental remediation and review	40,000

Final report and ongoing quality reporting	20,000

Sub-Total	955,000

Value Added Tax (VAT) @15%	143,250

Total	$1,098,250 (1)

Note: (1) The Company only intends to incur such expenditures as Lagartos is contractually required to incur, which during the first 12 months is an option payment of US$50,000 on Exchange acceptance (which has been paid) and expenditures of US$100,000 by April 21, 2004. In order to incur all of the expenditures recommended in Phase II, the Company will have to raise further financing.

NONE OF THE MINERAL PROPERTIES IN WHICH THE COMPANY HOLDS AN INTEREST ARE KNOWN TO CONTAIN COMMERCIAL QUANTITIES OF MINERALS OR PRECIOUS GEMS. ALL EXPLORATION PROGRAMS PROPOSED FOR ANY MINERAL PROPERTIES IN WHICH THE COMPANY HAS AN INTEREST ARE EXPLORATORY IN NATURE.

Management reviews the carrying value, for accounting purposes, of mineral rights and deferred exploration costs as described in Item 5. Operating and Financial Review and Prospects.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The Company's main objective is to acquire mineral properties, finance their exploration and, if warranted, develop and bring them into commercial production either directly or by way of joint venture or option agreements or through a combination of the foregoing. The Company is aiming to develop its properties to a stage where they could be exploited at a profit. At that stage, its operations would to some extent be dependent upon the world market price of any minerals mined.

The Company had total deferred resource property expenditures of $1,394,153 at September 30, 2003 compared to $116,552 at December 31, 2002 and $Nil at December 31, 2001. During Fiscal 2001 and most of 2002, the Company focused on the identification and completion of a Qualifying Transaction in industries other than mineral exploration and development (See Item 4. Information on the Company). In August 2002, the Company entered into an agreement to acquire mineral properties and an operating subsidiary in Mexico. During 2003, the Company commenced the exploration of its mineral properties in Mexico. This commencement of business in Mexico resulted in the Company incurring the deferred resource property expenditures described above. The recoverability of the deferred expenditures is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability to obtain the necessary financing to meet its obligations under various option agreements and the completion of the development of its properties, future profitable production, or alternatively, upon its ability to dispose of its interests on an advantageous basis. As a result, there is substantial doubt about the ability of the Company to continue as a going concern.

Future write-downs of properties are dependent on many factors, including general and specific assessments of mineral resources, the likelihood of increasing or decreasing the resources, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, taxation, labour and capital costs. We cannot assess the monetary impact of these factors at the current stage of our properties. The dollar amounts shown as mineral property interests are direct costs of maintaining and exploring properties. These amounts do not necessarily reflect present or future values.

Additional financing will be required for further exploration and development of our properties. Although we have been successful in the past in raising funds, there is no assurance that we will be able to raise the necessary funds to meet our funding obligations.

The Company has not been required to make any material expenditure for environmental compliance to date. The operations of the Company may in the future be affected from time to time in varying degrees by changes in the environmental regulations. Both the likelihood of new regulations and their overall affect upon the Company vary greatly and are not predictable. See Item 3. Key Information - Risk Factors.

Operating Results

The discussion and analysis in this section compares the operating results of the nine month period ended September 30, 2003 to the nine month period ended September 30, 2002, the year ended December 31, 2002 to the year ended December 31, 2001, and the year ended December 31, 2001 to the year ended December 31, 2000 and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto provided at Item 17. Financial Statements. At the present time, the Company’s expenses consist of primarily mineral property expenditures, professional fees, listing and sustaining fees, and general and administrative expenditures. The Company presently has no production from its mineral properties and has no significant revenue items.

Nine Months Ended September 30, 2003 Compared to the Nine Months Ended September 30, 2002

Interest income for the nine months ended September 30, 2003 amounted to $47,317 as compared to $605 for the same period in 2002. Cash on hand during 2002 was low and as a result, interest income was likewise low. During the first quarter of 2003, the Company was actively pursuing the completion of a Qualifying Transaction and a financing by way of a public offering in Canada. The acquisition of Lagartos was completed on January 15, 2003 and commencing on this date, the Company has consolidated Lagartos' financial position and results of operations in its financial statements. The main assets held in Lagartos are its interests in the Juanicipio, Don Fippi and Guigui properties located in Mexico. Expenses for the nine months ended September 30, 2003 totalled $582,383, compared to $50,886 for the same period in 2002. The Company was not very active in the first half of 2002. Increased activity levels combined with the filing of the Company’s Qualifying Transaction and Prospectus in April 2003 caused the Company to incur higher costs in the first half of 2003. In particular, accounting, legal and filing fees were much higher than in prior periods. Significant expense items in the first three quarters of 2003 were Accounting and Audit -$64,570 (2002 - $3,244); Legal - $79,844 (2002 - $19,644); Travel - $81,761 (2002 - nil); Filing Fees paid to the Exchange and the British Columbia Securities Commission - $48,360 (2002 - $22,888); Management and Consulting fees - $156,459 (2002 - nil) and Shareholder Relations - $39,692 (2002 - nil). Other items related to general and administrative categories totalled an aggregate amount of $111,697 (2002 - $2,033). Of the $156,459 incurred for Management and Consulting fees during the nine-month period, $72,683 was paid to the Company’s President. His duties include the management of corporate affairs, legal matters, property acquisitions, fundraising and financing, shareholder relations, and administrative and filing responsibilities. The balance of $83,776 was paid to arm’s length consultants for services related to legal contract completions, project management, corporate administration and general services. The legal fees related to the completion of the Company's Qualifying Transaction and the travel expenses primarily related to visiting the Company's properties in Mexico.

The commencement of business activities in Mexico during 2003 resulted in the Company incurring resource property expenditures for acquisitions and exploration programs. Mineral property expenditures for the nine-month period totalled $1,394,153 as compared to $Nil for the same nine-month period in 2002. Mineral property acquisition costs of $1,222,114 were incurred in the first nine months of 2003. Of this amount, $530,000 was incurred by the issuance of 700,000 shares at a price of $0.50 per share and 200,000 shares at the price of $0.90 per share, while the balance was paid in cash. For the same period in 2002 acquisition costs were $Nil. Exploration expenditures for field work in Mexico for the nine month period totalled $502,981 as opposed to $Nil for the same period in 2002. During the first nine months of 2002, the Company was not actively exploring any mineral property.

On July 16, 2003, the Company acquired 100% of the issued and outstanding shares of Lexington Capital Group Inc. whose main asset is its indirect interest in the Juanicipio 1 claim that encompasses the Juanicipio Property. Under the terms of the acquisition agreement, MAG paid the vendor US $250,000 and issued 200,000 shares of its common stock at a price of $0.90 per share. By making this acquisition the Company is now in a position to eliminate the future option payment and work commitments relating to the Juanicipio Property. (See Item 4. Information on the Company - Description of the Business – The Juanicipio Property).

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Interest income earned for the year has been reduced to $905 (2001 – $8,810) due to a substantial reduction in cash for most of the fiscal year.

Accounting fees were higher than in the prior year as a result of the Company's reporting issuer status as a result of its initial public offering and its preparation for the completion of a Qualifying Transaction and public offering in 2003. Likewise, higher filing and transfer agent fees of $29,166 (2001 – $7,925) also relate to the Qualifying Transaction and public offering. Filing fees of $6,486 were paid in 2002 to the Exchange regarding the Lagartos transaction. Finance and due diligence fees in the amount of $17,113 were paid to Raymond James Ltd. which had agreed to act as Agent for the Offering. A further $936 was paid to the Exchange as a private placement filing fee.

Legal fees in the amount of $58,849 (2001 – $16,100) have been incurred during the year, $6,014 of which was unpaid and owing at year-end. The increased legal activity relates primarily to the Lagartos transaction and the Qualifying Transaction and public offering that was completed in 2003.

The Company has now concluded its involvement with its proposed investment in ADMC and has written off the remaining balance of $3,662 (2001 – $248,758) after receiving $16,338 in proceeds from the disposition of the ADMC assets. The Company had originally estimated receiving $20,000 from the ADMC assets and this amount was reflected in the financial statements for the year ended December 31, 2001.

During the year ended December 31, 2002 the Company incurred a loss of $122,631 ($0.08 per share) compared to the 2001 loss of $279,639 ($0.19 per share). As discussed above, the most significant influence on the 2001 loss was attributable to the write off of $248,758 in operational advances to ADMC.

Expenditures for resource property interests in the year 2002 totalled $116,252 as compared to $Nil for 2001 and related principally to an initial option payment in the amount of US$50,000 (CDN$78,750) funded by the Company on behalf of Lagartos in connection with the Juanicipio Property. The Company also advanced Lagartos $113,139 in working capital in 2002.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Interest income earned for the year 2001 was lower at $8,810 as compared to $13,425 for the preceding year due to a reduction in cash on hand and lower interest rates for most of the fiscal year.

Accounting fees of $11,080 for the year are comparable to $11,420 for the preceding year. Filing and transfer agent fees in 2001 of $7,925 were higher than the $3,154 recorded in the preceding year due to an increase in regulatory filings related to the Company’s public listing.

Legal fees in the amount of $16,100 have been incurred during the year, as compared to $3,165 in the preceding year. Of these fees, $12,377 remained unpaid and owing at year-end. The increase in 2001 related to the Company’s new status as a reporting issuer and its efforts to complete a Qualifying Transaction with ADMC.

The Company concluded its involvement with its proposed investment in ADMC in 2001 and wrote off $248,758 relating to the transaction in 2001. No such write off occurred in the preceding year. The

Company estimated it would receive $20,000 from the ADMC assets and this amount was reflected in the financial statements for the year ended December 31, 2001.

During the year ended December 31, 2001 the Company incurred a loss of $279,639 ($0.19 per share) compared to the 2000 loss of $5,641 ($0.00 per share). As discussed above, the most significant influence on the 2001 loss was attributable to the $248,758 loss arising from the ADMC transaction.

Expenditures for resource property interests in the years 2001 and 2000 were nil. Apart from the ADMC transaction, acquisition costs and advances were nil for both 2001 and 2000.

Liquidity and Capital Resources

Nine Months Ended September 30, 2003 Compared to the Nine Months Ended September 30, 2002

Cash and cash equivalents at September 30, 2003 amounted to $4,402,571 compared to $167,276 at December 31, 2002, the increase from December 31, 2002 primarily being the result of the issuance of 11,500,000 units of the Company for gross proceeds of $5,750,000 and warrants being exercised. Cash expenditures during the nine months ended September 30, 2003 resulted primarily from ongoing general and administrative expenses and costs related to the Qualifying Transaction and offering completed in April 2003, the acquisition of Lagartos and mineral property expenditures.

Accounts payable and accrued liabilities relating to legal fees ($2,530), finance fees, agency fees and mineral property expenditures totalled $126,832 at September 30, 2003.

On April 15, 2003, concurrent with the completion of its Qualifying Transaction, the Company raised gross proceeds of $5,750,000 from its public offering of 11,500,000 units at a price of $0.50 per unit. Each unit consists of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one share at a price of $0.75 per share for a period of two years from closing. The Agents for the offering, Raymond James Ltd. and Pacific International Securities Inc., were granted warrants to purchase up to 1,150,000 shares of the Company at a price of $0.50 exercisable for a period of two years from the date of closing. Commissions on the offering were paid to the Agents consisting of 10,000 shares and $460,000. Corporate finance fees, legal fees and disbursements related to the offering totalled approximately $140,500. Net proceeds to the Company from this financing were approximately $5,149,500. Subsequent to the completion of this financing the Company has sufficient free working capital to meet present requirements and execute its business plan. However, there is no assurance that additional funding will be available to the Company and the Company may again become dependent upon the efforts and resources of its directors and officers for future working capital.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Cash at December 31, 2002 amounted to $167,276, an increase of approximately $76,300 over the prior year's balance of $90,904. Cash had been depleted during 2002 in part due to ongoing general and administrative expenses. Cash increased as a result of two private placements that occurred in September and December of 2002.

Deferred financing fees at December 31, 2002 relate to amounts paid to Raymond James Ltd. pursuant to its agreement to act as Agent for the Company's public offering in April 2003. A pre-payment in the amount of $7,500 was made towards Raymond James Ltd.'s internal costs and legal costs. Management encourages the reader to refer to the description of its business above for information relating to transactions by the Company in relation to Lagartos.

The Company paid $78,750 (US$50,000) in connection with its acquisition of Lagartos during the fiscal year ending December 31, 2002. Subsequent to the year-end, the Company paid the remaining $7,500 (US$5,000) owing to acquire a 99% registered and 100% beneficial interest in Lagartos. During the year~~,~~ ended December 31, 2003, the Company made $~~32,013~~65,634.74 (US$47,509) in payments to the government of Mexico toward mining taxes owed in respect of properties held under option by Lagartos. Further, as at December 31, 2002 the Company has paid fees totalling $37,802 to mining consultants and geologists to prepare technical reports on the Mexican mineral properties. These ~~reports are~~technical reports provide a detailed review and analysis of the properties in question prepared by a recognized “Qualified Person” in a form compliant with Canadian Securities Administrator's National Policy 43-101

and the requirements of the British Columbia Securities Commission. The ~~reports~~primary purpose for reports of this nature is to utilize the skills and experience of a Qualified Person to provide comfort and certification that the properties in question are fairly and accurately disclosed and represented in the public domain by an issuer based on a formalized and stringent set of technical requirements. The Qualified

Person is also required to provide an opinion as to whether or not further work is recommended to be carried out on the property. The technical reports prepared for the Company were filed with the Exchange and the British Columbia Securities Commission in relation to the Company’s April 2003 Qualifying Transaction and public offering in Canada.

Current liabilities of the Company at December 31, 2002 consisted of amounts owing for legal services, consulting services, transfer agent fees and some office expenses. The largest amount owing was for legal services provided during the period from October to the end of December in the aggregate amount of $22,124.

The Company issued 2,400,000 special warrants in consideration for cash of $375,000 during the year ended December 31, 2002, which give the holders the right to convert them into common shares and common share purchase warrants for no additional consideration. Each common share purchase warrant is exercisable into one common share of the Company at exercise prices between $0.20 and $0.40 expiring between September 2004 and December 2004.

Option payments, exploration expenditures, taxes and maintenance expenditures for the Company’s Juanicipio Property are estimated at $1,202,872 (after the acquisition of Lexington Capital Group Inc. in July 2003 eliminated the requirement to make option payments to Minera Venus S.A. de C.V.) to the end of 2004. Option payments, exploration expenditures, taxes and maintenance expenditures for the Company’s Don Fippi Property are estimated at $661,000 to the end of 2004. Option payments, exploration expenditures, taxes and maintenance expenditures for the Company’s Guigui Property are estimated at up to $467,674 to the end of 2004. General and administrative expenditures to April 2004 are estimated at $275,000 and to the end of 2004 are estimated at $482,000. These estimated expenditures to the end of 2004 total $2,813,546. After the April 15, 2003 public offering, and accounting for outstanding costs and the working capital deficiency at the time of closing, a balance of unallocated working capital amounting to $2,127,909 remains to partially satis fy the Company’s ongoing financial commitments. The Company estimates that its existing working capital is sufficient to satisfy the Company’s cash requirements until the end of 2005.

The Company has no plans for further financings or offerings at the present time. In the event that the Company requires additional working capital, it will most likely issue equity to raise those funds. Should the Company require additional financing, and should it fail to raise those funds, the Company might then fail to meet its ongoing option payment, tax and exploration expenditure commitments, resulting in jeopardy to the Company’s tenure and title to or interests in its properties. In the event the Company should face such a situation, the Company would seek to option its mineral properties to third parties on favourable terms, or liquidate its assets in an orderly fashion.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The Company had $76,876 in working capital as at December 31, 2001 compared to $376,515 at December 31, 2000. The decrease is related primarily to the Company's advances to ADMC in 2001, which were subsequently written off. There were no other significant investing or financing activities.

The Company does not have any material commitments for capital expenditures.

Research and Development, Patents and Licenses

This section is not applicable to the Company.

Trend Information

Other than the obligations under the Company's property option agreements set out in Item 4. Information on the Company – Business Overview and Item 5. Operating and Financial Review and Prospects –Tabular Disclosure of Contractual Obligations, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.

The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from the Company’s future business activities. The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least December 31, 2004. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly, subsequent to December 31, 2004, the Company may need to raise additional capital by issuance of equity. At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements. ¶

At the time of writing there is a noted favourable trend with regard to the market for metal commodities and related companies, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its exploration activities. The discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to find one may have a negative effect.

Off-Balance Sheet Arrangements
This section is not applicable to the Company.

Tabular Disclosure of Contractual Obligations

Contractual	Total	Less than 1	1-3 Years	3-5 Years	More than 5
Obligations*		year			years

Don Fippi	US$4,500,000	US$300,000	US$2,000,000	US$2,200,000	Nil
Property

Guigui Property	US$3,000,000	US$150,000	US$1,650,000	US$1,200,000	Nil

Sierra de Ramirez	US$2,255,000	US$130,000	US$550,000	US$1,575,000	Nil
Property

Adargas Property	US$2,000,000	US$200,000	US$700,000	US$1,100,000	Nil

Cinco de Mayo	US$2,000,000	US$200,000	US$700,000	US$1,100,000	Nil
Property

TOTAL	US$13,755,000	US$980,000	US$5,600,000	US$7,175,000	Nil

* A description of the written ~~and oral~~ agreements pursuant to which these obligations arise is contained in Item 4. Information on the Company – Business Overview.

Lagartos

Lagartos was incorporated in September 2001 and commenced operations in June 2002 when negotiations commenced leading to the Juanicipio Agreement. Lagartos then entered into the Don Fippi Agreement and the Guigui Agreement. The results of operations of Lagartos are consolidated into the financial statements of the Company commencing January 15, 2003.

Critical Accounting Policies

The Company’s accounting policies are set out in Note 2 of the accompanying Consolidated Financial Statements. There are two policies that, due to the nature of the mining business, are more significant to the financial results of the Company. These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates.

Under Canadian GAAP, the Company deferred all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value. ¶

The issuance of CICA Handbook Section 1581, Business Combinations, ("CICA 1581"), and CICA Handbook Section 3062, Goodwill and Other Intangible Assets, ("CICA 3062"), resulted in an apparent conflict between previously issued accounting standards found in CICA Handbook Section 3061, Property, Plant and Equipment ("CICA 3061"), and EIC-126, Accounting by Mining Enterprises for Exploration Costs ("EIC-126").¶

Appendix 31 to CICA 1581 describes a mineral use right as an example of a contract-based intangible that is subject to amortization over its estimated useful life as recommended by CICA 3062. CICA 3061, however, states that mining properties represented by capitalized costs of acquired mineral rights and the costs associated with exploration for and development of mineral reserves may be considered as items of property, plant and equipment. Furthermore, EIC-126 concluded that a mining enterprise that has not commenced operations or objectively established mineral reserves is not precluded from considering exploration costs to have the characteristics of property, plant and equipment.¶

The Company has determined that, under Canadian GAAP, it is appropriate to consider the costs associated with acquiring the rights to explore a mining property as items of property, plant and equipment. Under this interpretation, the Company has concluded that it is appropriate to capitalize all such costs until commercial production commences or until the property is abandoned as described above. A view that is different from this interpretation is that the costs associated with acquiring the rights to explore a mining property are considered intangible assets and would be amortized over its estimated useful life. Additional guidance may be provided in the future that would require accounting for these costs in a manner different from the Company's current method of accounting. If the Company had considered the costs associated with acquiring the rights to explore a mining property an intangible asset and amortized them over the expected period in which exploration would be performed, Mineral Rights would have been $470,000 lower at September 30, 2003 (2002 - $Nil) and Amortization expenses would have been $470,000 higher for the nine months ended September 30, 2003 (2002 - $Nil; 2001 - $Nil; period from April 21, 1999 to September 30, 2003 - $470,000).

Management reviews the carrying value, for accounting purposes, of mineral rights and deferred exploration costs on at least a quarterly basis for evidence of impairment. This review is generally made with reference to the project economics, including the timing of the exploration work, work programs proposed, exploration results achieved by the Company and others in the related area of interest and any changes in the status of the property. When the results of this review indicate that a condition of impairment exists, the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and the likely proceeds to be received from a sale or assignment of rights. When the carrying values of mineral rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in the value.

When assessing for evidence of impairment, the Company also refers to the other factors relevant for companies in the extractive industries. These factors include unfavourable changes in the property (including disputes as to title), inability to access the site, environmental restrictions on exploration or development and political instability in the region in which the property is located. Furthermore, the Company concludes an event of impairment has occurred when any of the following conditions exist:

a.	the Company’s work program on a property has significantly changed such that previously-identified resource targets or work programs are no longer being pursued;
b.	exploration results are not promising and no more work is being planned in the foreseeable future; or
c.	remaining lease terms are insufficient to conduct necessary exploration work.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the calculation of the amount of impairment. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights. The latter will often be indicated by offers that the Company or others have received for exploration rights in the same or similar geological area. In many cases, the identified condition of impairment will result in a determination that no further exploration activity be performed and the amount of the writedown is the entire carrying value of the interest.

Under U.S. GAAP, the Company expensed all costs relating to the exploration of its mineral properties prior to the establishment of proven and probable reserves. After that point, these costs are capitalized as development costs. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. Furthermore, under recent SEC guidance, the costs of acquisition of mineral property rights are considered intangible assets and should be amortized over their useful life, which in the case of a mineral right on a property without proven and probable reserves is the lesser of the period to expiry of the right and the estimated period required to develop or further explore the mineral assets. As a result, under U.S. GAAP, the Company is amortizing the cost of the mineral property rights acquired in the Lagartos transaction on a straight line basis over a period of ~~12 to 17 months.~~15 to 31 months.¶

Under US GAAP, the Financial Accounting Standards Board has recently concluded that mineral rights have the characteristics of tangible assets. The effect of any transitional rules to implement this guidance is unknown at this time but may require revisions to the Company's accounting policies in the future.

The Company’s financial statements are based on the selection and application of significant accounting policies, some of which require management to make estimates and assumptions. Estimates are based on historical experience and on our future expectations that are believed to be reasonable; the combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results are likely to differ from our current estimates and those differences may be material.

Differences between Canadian and United States Generally Accepted Accounting Principles

During the nine months ended September 30, 2003, net loss under Canadian GAAP was $535,066 compared to a net loss of $2,961,417 under US GAAP. The difference relates to the expensing of exploration costs of $1,356,351 under US GAAP which are capitalized as part of resource property interests under Canadian GAAP, the recording of amortization expense of $470,000 related to mineral property rights acquired from Lagartos and the recording of compensation of $600,000 relating to shares held in escrow for which the conditions of their release have been satisfied during the period.

During the year ended December 31, 2002, net loss under Canadian GAAP was $122,631 compared to a net loss of $160,433 under US GAAP. The difference relates to the expensing of exploration costs of $37,802 under US GAAP.

There were no differences in the Company’s financial statements between Canadian GAAP and US GAAP for the years ended December 31, 2001 or 2000.

Under Canadian GAAP, exploration costs are capitalized until such time as management determines that the value of the resource properties are impaired or commercial production of the mineral resource properties commences. Under US GAAP, exploration costs are not capitalized until a feasibility study has been completed indicating the presence of economically mineable reserves.

Under US GAAP, costs of acquiring mineral property rights are considered intangible assets and are amortized over their estimated useful life which in the Company's case is the estimated period required to develop or further explore the mineral assets.

Under US GAAP, the satisfaction of conditions for the release of escrow shares is compensatory in nature. Under Canada GAAP, the Company's shares issued with escrow restrictions are recorded at their issue price and are not revalued upon their release from escrow.

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth all of our current directors and executive officers, with each position and office held by them. Each director's term of office expires at the next annual general meeting of shareholders.

All of our directors and senior management own, as a group, ~~3,073,000~~1,731,300 shares or ~~13.31~~7.3% of all of the outstanding shares as at ~~December~~March 31, ~~2003.~~2004.

The business background and principal occupations of our officers, directors, and senior management for the preceding five years are as follows:

George S. Young (Age 52)

Mr. Young is the Company's President and Chief Executive Officer. Mr. Young is an attorney and engineer by profession, formerly practicing law with the firm of Pruitt Gushee & Bachtell in Salt Lake City, Utah. He also holds a B.Sc. in Metallurgical Engineering and a J.D. degree from the University of Utah and began his career at Kennecott Copper Corporation involved in the construction and start-up of a new copper smelter and later as general counsel and in management of major mining corporations and utilities. Previous positions include the President, CEO and Director of Oro Belle Resources Corporation and General Counsel for Bond International Gold, Inc. Mr. Young is also currently a director of Bell Coast Capital Corp., an exploration company with properties in Mongolia, is a director and president of Palladon Ventures Ltd., an exploration company with properties in Southern Argentina and is a director and officer of Fellows Energy Limited.

Mr. Young will devote approximately ~~95~~85% of his time towards the Company's affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

David G.S. Pearce (Age 48)

Since 1982, Mr. Pearce has been President of Mega Capital Corp., an investment holding company with real estate and equity holdings in the United States and Canada. Mr. Pearce co-founded, jointly with Robert C. Thornton, Mega Entertainment Corp., a subsidiary of Mega Capital Corp., which had video retail operations in 29 locations and was sold to Rogers Cable in June 1994. Mr. Pearce has also been President of Palmer Beach Properties Inc. since January 1990, which is an investment company with real estate, retail and equity holdings in Canada. Since June 1995, Mr. Pearce has been President of both Function Gate Hardware Ltd., which owns and operates a home hardware store in Whistler, British Columbia, and Function Gate Holdings Ltd., a real estate development company operating in Whistler, British Columbia.

Mr. Pearce has been a director of Kruger Capital Corp., a public company listed on the Exchange and involved in ownership and financing of commercial real estate since December 1992.

Mr. Pearce devotes approximately ~~30~~10% of his time towards the Company's affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

Eric H. Carlson (Age 45)

Mr. Carlson has over 17 years of real estate investment, development, and management experience. Mr. Carlson has been President and Chief Executive Officer of Anthem Properties Corp. (“Anthem”) since July 1994. Anthem is an investment group that specializes in the acquisition and management of Class B retail, multi-family residential and office properties in high growth markets in Canada and the United States. Mr. Carlson has also been President and a director of Kruger Capital Corp. since December 1992. Mr. Carlson is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia.

Mr. Carlson devotes approximately 10% of his time towards the Company's affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

R. Michael Jones (Age 40)

Mr. Jones graduated from the University of Toronto in 1985 with a Bachelor of Applied Sciences Degree in Geological Engineering. He is a professional engineer licensed in Ontario, Canada. He has worked in the mining industry since 1985 and is currently the President of Platinum Group Metals Ltd. His experience includes exploration and mining development and production in public companies since 1985.

Mr. Jones devotes approximately 20% of his time towards the Company's affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

Frank R. Hallam (Age 43)

Mr. Hallam is a former auditor with Coopers and Lybrand (now PricewaterhouseCoopers). He has extensive experience at the senior management level with several publicly-listed resource companies. Mr.

Hallam is the former President, CEO and director of New Millennium Metals Corp. In addition to serving as Chief Financial Officer and director of the Company, Mr. Hallam serves as the Chief Financial Officer and director of Platinum Group Metals Ltd. and of Derek Resources Corporation.

Mr. Hallam devotes approximately 20% of his time towards the Company's affairs. He has not entered into a non-competition or non-disclosure agreement with the Company.

Compensation

The directors of the Company do not receive any cash compensation for services rendered in their capacity as directors of the Company. Certain information about payments to particular officers and directors is set out in the following table:

        (5)          Of these options, 75,000 are exercisable at a price of $0.50 each until April 15, 2008 and 50,000 are exercisable at a price of $0.70 each until May 12, 2008.

George Young currently receives US$6,000 per month for services rendered in his capacity as the President of the Company.

Pension Plans

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

Board Practices

The current directors were elected to their positions at the annual meeting of shareholders held on March 31, 2003. Each of the directors continues to serve until the next meeting of shareholders to be held in 2004 unless his office is vacated earlier in accordance with the Articles of the Company or the provisions of the ~~Company~~Business Corporations Act (British Columbia). Our directors are appointed annually at the annual general meeting of shareholders. Our officers are elected by the board and serve at the board’s pleasure. We have not entered into service contracts with any of our directors. We have not formed a compensation committee. The Audit Committee, comprised of David Pearce, Eric Carlson and R. Michael Jones, meets once per quarter. The audit committee also meets periodically with management and the independent auditors to review financial reporting and control matters. It is responsible for reviewing with the independent auditor all financial statements of the Company to be submitted to an annual general meeting of our shareholders, prior to their consideration by the Board of Directors.

Employees

As of ~~December~~March 31, ~~2003,~~2004, we had a total of one full-time and six part-time employees/contract employees/consultants located in the Vancouver office. None of the employees are unionized.

Stock Options¶

At the Company's annual general meeting held on March 31, 2003, shareholders adopted the Company’s 2003 Stock Option Plan (the “Stock Option Plan”). The effective date of the Stock Option Plan is February

24, 2003, being the date the Board approved the Stock Option Plan, and it will terminate February 24, 2013. The following is a summary of the Stock Option Plan.¶

The maximum number of Common Shares to be reserved for issuance under the Stock Option Plan will not exceed 10% of the number of Common Shares of the Company issued and outstanding on the applicable date of grant. The Stock Option Plan will be administered by a stock option committee (the “Committee”) of the Company's Board consisting of not less than two of its members. The Stock Option Plan provides that options may be granted to any employee, officer, director or consultant of the Company or a subsidiary of the Company. The options issued pursuant to the Stock Option Plan will be exercisable at a price not less than the market value of the Company’s Common Shares at the time the option is granted. Options under the Stock Option Plan will be granted for a term not to exceed five years from the date of their grant, provided that if the Company is then a “Tier 1” company listed on the TSX Venture Exchange, the term of the option will be not more than 10 years. Options granted under the Stock Option Plan will be subject to such vesting schedule as the Committee may determine. In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 10 days after notice thereof, notwithstanding the original vesting schedule.

Options will also be non-assignable and non-transferable, provided that they will be exercisable by an optionee’s legal heirs, personal representatives or guardians for up to six months following the death or termination of an optionee due to disability, or up to six months following the death of an employee if the employee dies within 6 months of termination due to disability. All such options will continue to vest in accordance with their original vesting schedule.

The following options of the Company are presently outstanding:

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth, as at ~~December~~March 31, ~~2003,~~2004, certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares including the executive officers and directors as a group. Unless otherwise indicated by footnote, we believe that the beneficial owners of the common shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such common shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The shareholders below have identical voting rights to the other shareholders.

As of ~~December~~March 31, ~~2003~~2004 we had ~~18~~24 registered shareholders with addresses in the United States representing ~~13.23~~9.24% of the then issued and outstanding shares. In addition, residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.

Related Party Transactions

None of our directors or senior officers, and no associates or affiliates of any of them is or has been materially indebted to us or our subsidiaries at any time. None of our experts or counsel was employed on a contingent basis or owns any shares which is material to such person.

In October 1999, the Company raised $150,000 through the issuance of 1,500,000 Common Shares at the price of $0.10 per share to its directors and officers as follows:

Name of Beneficial Shareholder	Number of Common Shares

Dave Pearce, Director and Officer	500,000 (1)

Eric H. Carlson, Director	500,000 (2)

Robert C. Thornton, Former	300,000 (3)
Director

James Speakman, Former Director	100,000 (4)

James L. Heppell, Former Officer	100,000 (5)

Total	1,500,000

Notes:

(1)     Of these shares, 400,000 are registered in the name of Palmer Beach Properties Inc. ("Palmer") and 100,000 are registered in the name of Mr. Pearce directly. Palmer is a company beneficially owned by David Pearce, his wife and The Pearce Family Trust, the beneficiaries of which are Mr. Pearce's three children.

(2)     These shares are registered in the name of Carmax Enterprises Corporation ("Carmax"), a company beneficially owned by The Carlson Family Trust, the beneficiaries of which are Mr. Carlson, his wife and two children.

(3)      These shares are registered in the name of Mr. Thornton directly.

(4)      Of  these shares, 20,000 are registered in the name of James Speakman and 100,000 are registered in the name of Trenton Developments Ltd. ("Trenton"), the principal of which is the Speakman Family Trust, a trust established for the benefit of Mr. Speakman's wife and three children. Mr. Speakman is a former director of the Company.

(5)      These shares are registered in the name of Free Spirit Investments Ltd. ("Free Spirit"), a private company owned by Mr. Heppell and his wife. Mr. Heppell is a former officer of the Company.

The above-described 1,500,000 Common Shares are held in escrow under an agreement dated November 9, 1999. The terms of the escrow agreement provide that the Common Shares held in escrow are subject to the direction and determination of the Exchange. Specifically, escrowed shares may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner without the consent of the Exchange. The escrow agreement provides that the Common Shares will be released from escrow on a pro rata basis as to one-third on each of the first, second and third anniversaries of the completion by the Company of the Qualifying Transaction (which occurred on April 15, 2003). Pursuant to the policies of the Exchange, in the event a holder of Common Shares held in escrow ceases to be a principal of the Company, the securities held by the escrow holder will continue to be released as set out above. Upon the death of an escrow holder, the securities held by the escrow holder will be released from escrow and the escrow agent, Pacific Corporate Trust Company, will deliver all certificates evidencing such securities to the legal representative of the deceased escrow holder. In the event of bankruptcy of an escrow holder, the securities held by the escrow holder may be transferred within escrow to the trustee in bankruptcy or other person legally entitled to such securities. Shares subject to escrow will be cancelled if not released within 10 years of the date of the escrow agreement.

On September 9, 2002, the Company raised $150,000 through the issuance of 1,500,000 First Special Warrants by way of a private placement at the price of $0.10 per First Special Warrant. On April 3, 2003, each First Special Warrant was exchanged into one Common Share of the Company and one First SW Warrant which entitles the holder thereof to purchase one additional Common Share of the Company at the price of $0.20 until September 9, 2004. The following persons participated in the private placement of First Special Warrants:

Name of Related Party and Relationship	Number of First Special Warrants

Carmax Enterprises Corp. (Eric Carlson, Director, is a principal)	145,000

Frontier Financial Services Inc. (Gregory Dennie, Former Secretary, is a	200,000
principal)

David Pearce (Director)	100,000

Trenton Developments Ltd. (James Speakman, Former Director, is a	50,000
principal)

599143 B.C. Ltd. (R. Michael Jones, Director, is a principal)	50,000

On December 20, 2002, the Company raised $225,000 through the issuance of 900,000 Second Special Warrants by way of a private placement at the price of $0.25 per Second Special Warrant. On April 3, 2003, each Second Special Warrant was exchanged for one Common Share of the Company and one-half of one Second SW Warrant which entitles the holder thereof to purchase one additional Common Share of the Company at the price of $0.40 until December 20, 2004. The following persons participated in the private placement of Second Special Warrants:

Name of Related Party and Relationship	Number of Second Special Warrants

Karen Carlson (wife of Eric Carlson, Director)	64,000

Barbara Pearce (wife of David Pearce, Director)	50,000

David Pearce (Director)	34,000

Robert Thornton (former Director)	16,000

Magallenes, S.A. (George Young, Director & President, is a	20,000
principal)

George Young received 250,000 common shares of the Company and R. Michael Jones received 50,000 common shares of the Company as finders fees in connection with the Company's acquisition of Lagartos, which shares are also held in escrow under an agreement dated April 8, 2003. These shares are released from escrow as to 10% on April 21, 2003 and 15% each six months thereafter so that all such shares will be released by April 21, 2006. The Company priced these shares at $0.50 per share.

Included in accounts payable at September 30, 2003 is Nil (December 31, 2002 - $8,931; December 31, 2001 - $Nil) payable in respect of management services provided to Platinum Group Metals Ltd., a public company of which R. Michael Jones is an officer, director, employee and shareholder, and Frank Hallam is a director.

George Young owes the Company $569 at September 30, 2003 for travel advances received but not spent at the quarter end.

For the nine month period ended September 30, 2003, George Young, the Company's President, received $72,683 in compensation for legal and management services, R. Michael Jones received $3,162 for consulting services, and Frank Hallam received $1,600 for consulting services.

During the nine months ended September 30, 2003, the Company borrowed $150,000 on a short-term loan from a shareholder of the Company, which loan has been fully repaid, as well as $12,500 related to interest.

The shareholder who made the loan was Brazfin Investments Ltd. of 520 Southborough Dr., West Vancouver, British Columbia, Canada V7S 1M1. At the time the loan was made, Brazfin Investments Ltd. owned 500,000 shares of the Company as well as 400,000 share purchase warrants exercisable at $0.20 per share until September 9, 2004 and 50,000 share purchase warrants exercisable at $0.40 per share until December 20, 2004.

Interests of Experts and Counsel

None of the Company's named experts or counsellors were employed on a contingent basis, owns an amount of shares in the Company or of its subsidiaries which is material to that person, or has a material, direct or indirect economic interest in the Company.

ITEM 8.       FINANCIAL INFORMATION

Financial Statements

Our audited financial statements for each of the years in the three year period ended December 31, 2002, including our consolidated balance sheets, the consolidated statements of operations, of shareholders' equity and of cash flows and the notes to those statements and the auditors' report thereon, are included in this Form 20-F.

The audited financial statements of Lagartos for the year ended December 31, 2002 and the period from September 7, 2001 to December 31, 2001, including the balance sheets and the statements of operations, of shareholders' equity and of cash flows and the notes to those statements and the auditors' report thereon, are also included in this Form 20-F.

The audited consolidated financial statements of Lexington Capital Group Inc. for the period from July 22, 2002 to June 30, 2003, including the balance sheet, and statements of operations, of shareholders' equity, and of cash flows and the notes to those statements and the auditor's report thereon are also included in this Form 20F.

The unaudited pro forma consolidated balance sheet as at September 30, 2003 and statements of loss of the Company for the nine months ended September 30, 2003 and the year ended December 31, 2002 and the notes to those statements are also included in this Form 20F. These unaudited pro forma consolidated statements have been prepared by management of the Company to give effect to the combination of the Company, Lagartos, Lexington Capital Group Inc. and related transactions on the basis of the assumptions described in the notes to the unaudited pro forma consolidated financial statements.

Significant Changes

Since December 31, 2002, the Company has completed its acquisition of Lagartos on January 15, 2003, completed its Qualifying Transaction on April 15, 2003 and commenced exploration on the Juanicipio Property.

ITEM 9.       THE OFFER AND LISTING

Price History

Our common shares have been listed and posted for trading on the Exchange (symbol: MAG) since April 19, 2000. Since then, the high-low stock range has been between $0.04 and $2.65. The closing price of our common shares on ~~December~~March 31, ~~2003~~2004 was $~~2.32.~~2.15.

The annual high-low ranges for our common shares on the Exchange since 2000 are set out below, as well as the quarterly high-low range for the last two financial years.

Year	High	Low

2003	$2.65	$0.48

2002	$0.17	$0.04

2001	$0.35	$0.05

2000	$0.70	$0.20

2003	High	Low

1st Quarter	(1)	(1)

2nd Quarter	$0.77	$0.48

3rd Quarter	$1.75	$0.70

4th Quarter	$2.65	$1.39

2002	High	Low

1st Quarter	$0.17	$0.07

2nd Quarter	$0.15	$0.05

3rd Quarter	$0.16	$0.04

4th Quarter	(1)	(1)

(1) The shares of the Company were halted from trading from August 2002 until April 2003 pending the completion of a Qualifying Transaction.

The monthly high-low ranges for our common shares on the Exchange since ~~August~~October 2003 is set out below.

Month	High		Low

March		$2.18		$1.95

February		$2.32		$2.00

January		$2.45		$2.00

December		$2.65		$1.68

November		$2.55		$1.89

October		$2.00		$1.39

~~September~~	~~$~~	~~1.75~~	~~$~~	~~1.22~~

~~August~~	~~$~~	~~1.34~~	~~$~~	~~0.90~~

At ~~December~~March 31, ~~2003,~~2004, we had ~~23,093,995~~23,058,245 common shares issued and outstanding and held by an estimated ~~40~~38 owners of record.

The Company has not applied for listing on any American stock exchange.

ITEM 10.        ADDITIONAL INFORMATION

Share capital

Our authorized capital consists of 1,000,000,000 common shares without par value of which 20,772,440 Common Shares were issued and outstanding as at September 30, ~~2003 and~~2003, 23,093,995 Common Shares were issued and outstanding as ~~of~~at December 31, ~~2003.~~2003 and 23,658,245 Common Shares were issued and outstanding as of March 31, 2004.

On October 5, 1999, the Company issued 1,300,000 common shares to the founders of the Company at the price of $0.10 per share in order to raise seed capital. A further 200,000 common shares were issued at the price of $0.10 per share on October 27, 1999.

On April 19, 2000, the Company issued 1,500,000 common shares at the price of $0.20 per share pursuant to a public offering by way of a prospectus in British Columbia.

On September 9, 2002, the Company issued 1,500,000 First Special Warrants by way of a private placement at the price of $0.10 per First Special Warrant. The Company had eserved an additional 1,500,000 Common Shares in anticipation of the exercise of the First SW Warrants.

On December 20, 2002, the Company issued 900,000 Second Special Warrants by way of a private placement at the price of $0.25 per Second Special Warrant. The Company had reserved an additional 450,000 Common Shares in anticipation of the exercise of the Second SW Warrants.

On February 3, 2003, the Company issued 20,000 shares at the price of $0.20 per share pursuant to the exercise of options.

On April 3, 2003, the Company issued 1,500,000 Common Shares for no additional consideration pursuant to the exercise of the First Special Warrants.

On April 3, 2003, the Company issued 900,000 Common Shares for no additional consideration pursuant to the exercise of the Second Special Warrants.

On April 15, 2003, the Company issued 11,500,000 Common Shares at the price of $0.50 per share pursuant to a public offering by way of a prospectus in British Columbia, Alberta and Ontario.

On April 22, 2003, the Company issued 500,000 Common Shares at the deemed price of $0.50 per share as a finders' fee in connection with its acquisition of Lagartos.

On April 22, 2003 the Company issued 100,000 Common Shares at a price of $0.50 per share to Bugambilias in connection with acquisition of the Don Fippi Property and reserved an additional 2,000,000 Don Fippi Shares. On April 22, 2003 the Company issued 100,000 Common Shares at a price of $0.50 to Coralillo in connection with the acquisition of the Guigui Property and reserved an additional 2,000,000 Guigui Shares.

On July 17, 2003, the Company issued 200,000 Common Shares at the deemed price of $0.90 per share for a total deemed value of $180,000 in connection with its acquisition of Lexington Capital Group Inc.

The following is a reconciliation of our share issuances for the last three fiscal years:

	Common Shares Issued

	Number of Shares	Amount

Seed Shares	1,500,000		$150,000

Public Offering	1,500,000		$300,000

Options	~~100,000~~240,000	$	~~26,000~~76,800

First Special Warrants	1,500,000		$150,000

Second Special Warrants	900,000		$225,000

Public Offering	11,500,000			$5,750,000

Agent's Administration Shares	10,000			$5,000

Finders' Fee Shares	500,000			$250,000

Acquisition of Don Fippi Property	100,000			$50,000

Acquisition of Guigui Property	100,000			$50,000

Acquisition of Lexington Capital	200,000			$180,000
Group Inc.

Share Issuance Costs and Fees			($700,012)

Exercise of Warrants	~~5,183,995~~	5,608,245	$	~~3,068,996]~~3,243,359

Balance ~~Dec~~March 31, ~~2003~~2004	~~23,093,995~~	23,658,245	$	~~9,504,984~~9,730,147

On April 15, 2003, the Company issued warrants entitling the holders to purchase up to 5,750,000 Common Shares of the Company at the price of $0.75 per share until April 15, 2004. In April 2003, the Company also issued Agent's Warrants entitling the holders to purchase up to 1,150,000 Common shares of the Company at the price of $0.50 per share until April 22, 2004.

On April 3, 2003, the Company issued First SW Warrants entitling the holders to purchase up to 1,500,000 Common Shares of the Company at the price of $0.20 per share until September 9, 2004 and issued Second SW Warrants entitling the holders to purchase up to 450,000 Common Shares of the Company at the price of $0.40 per share until December 20, 2004.

The Company also has options outstanding to purchase up to ~~1,170,000~~1,030,000 Common Shares as described in Item 6. Directors, Senior Management and Employees – Stock Options.

There have been no changes to the number or classes of shares of the Company, nor any changes to the voting rights attached to any of the shares of the Company.

Fully Diluted Share Capital

Assuming that all options and other rights to purchase Common Shares of the Company are exercised and all Property Shares are issued, up to a maximum of 32,100,000 Common Shares of the Company will be issued and outstanding on a fully diluted basis, comprised of the following:

Description	Number of Common
Shares

Outstanding as of ~~Dec~~March 31, ~~2003~~2004	~~23,093,995~~23,658,245

Agents' Warrant Shares	~~24,000~~16,000

First SW Warrant Shares	~~650,000~~412,500

Second SW Warrant Shares	~~250,000~~218,000

Public Offering Warrant Shares	~~2,742,005~~2,595,255

Options	~~1,170,000~~1,030,000

Don Fippi Shares	2,000,000*

Guigui Shares	2,000,000*

Common Shares to be issued in relation to the	170,000
Recently Acquired Properties

Total	32,100,000

* See Item 4. Information on the Company - Description of the Business for details of the Company's obligations to issue these shares.

Memorandum and Articles of Association

Our ~~Certificate~~Memorandum and Articles of Incorporation ~~was~~were filed with the Ministry of Finance and Corporate Relations, Registrar of Companies in the Province of British Columbia, Canada on April 21, 1999 under the name 583882 B.C. Ltd. with the Certificate of Incorporation No. 583882. We were incorporated to conduct all lawful business pursuant to the laws of British Columbia and our Certificate of Incorporation and Articles do not describe a business object or purpose.

The Articles may be amended by a special resolution of the shareholders approved by not less than 75% of the votes cast and by filing thereafter with Registrar of Companies in the Province of British Columbia.

As at ~~December~~March 31, ~~2003~~2004 our authorized and issued capital is as follows:

Authorized:                                                                             1,000,000,000 common shares without par value

Issued:                                                                                     ~~23,093,995~~23,658,245 common  shares, of which

                                                                                                  1,725,000  are held in escrow

Common Shares

All issued and outstanding Common Shares are fully paid and non-assessable. Each holder of record of Common Shares is entitled to one vote for each Common Share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of Common Shares will be entitled to dividends on a pro-rata basis, if, as and when declared by the board of directors. There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions or transfers attached to the Common Shares. In the event of our liquidation, dissolution, or winding up, the holders of Common Shares are entitled to participate in our assets available for distribution after satisfaction of the claims of creditors. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the ~~Company~~Business Corporations Act (British Columbia) and the memorandum and articles of the Company do not contain any additional provisions which are more stringent than those contained in the Business Corporations Act (British Columbia). Generally, such variations require a special resolution of the shareholders approved by not less than 75% of the votes cast and by filing thereafter with Registrar of Companies in the Province of British Columbia.

The ~~Company~~Business Corporations Act (British Columbia) does not impose any limitations on the rights to own securities of the Company.¶

There are no provisions in the Company's articles, charter or by-laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.¶

There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed. However, the Securities Act (British Columb ia) requires such disclosure by a shareholder holding more than 10% of the issued voting securities of the Company.

Powers and Duties of Directors

The directors shall manage or supervise the management of our affairs and business and shall have authority to exercise all such powers that are not required to be exercised by our shareholders in a general meeting.

Questions to be determined at a directors meeting shall be determined by a majority vote. The Chairman has no additional power for voting, and directors are not required to hold our shares.

A director's term of office expires immediately prior to the next annual general meeting. In general, a director who is, in any way, directly interested in an existing or proposed contract or transaction with us, whereby a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director. ~~Such~~Generally, such director shall not vote in respect of any such contract or transaction and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum presented at the meeting at which such vote is taken. However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

The directors may from time to time on our behalf (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligation; or (c) mortgage, charge or give other security on the whole or any part of our property and assets.

Shareholders

An annual general meeting shall be held once in every calendar year and within ~~13~~15 months of the last annual general meeting at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two members or two proxyholders representing members, or a combination thereof, holding not less then one-twentieth of the issued and outstanding shares entitled to be voted at the meeting. We believe there is no limitation imposed by the laws of British Columbia or by the memorandum or our other constituent documents on the right of a non-resident to hold or vote the Common Shares.

Material Contracts

12.	Indemnity Agreements dated April 15, 2003 between the Company and each of George Young and R. Michael Jones pursuant to which the Company agrees to indemnify them against liability incurred while acting as a director or officer of the Company.
13.	Sierra de Ramirez Agreement dated December 14, 2003 among the Company, Lagartos and Rio
Tinto. See Item 4. Information on the Company – Business Overview – Recently Acquired
Properties.¶
14.	Adargas Agreement dated February 26, 2004 among the Company, Lagartos and Cascabel. See
Item 4. Information on the Company – Business Overview – Recently Acquired Properties.¶
15.	Cinco de Mayo Agreement dated April 5, 2004 among the Company, Lagartos and Cascabel. See
Item 4. Information on the Company – Business Overview – Recently Acquired Properties.

Exchange Controls

The Company does not believe there are any decrees or regulations under the laws of British Columbia or Canada applicable to it restricting the import or export of capital or affecting the remittance of dividends or other payments to non-resident holders of our Common Shares, other than for the withholding of taxes. There are no restrictions under our Memorandum or Articles that limits the right of non-resident owners to hold or vote our Common Shares or to receive dividends thereon. We are organized under the laws of British Columbia. There is uncertainty as to whether the Courts of British Columbia would (i) enforce judgments of United States Courts obtained against us or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in British Columbia Courts against us or such persons predicated upon the federal securities laws of the United States.

There is no limitation imposed by the laws of Canada or our Memorandum or Articles on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Act (Canada) (the "Investment Act"). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the Common Shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we were not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire our control and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of our assets. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire our control and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 2000 was any amount in excess of $192 million. A non-Canadian would acquire our control for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of one third or more, but less than a majority of the Common Shares would be presumed to be an acquisition of our control unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of the Common Shares.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including: (a) an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of our control in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the

Investment Act; and (c) an acquisition of our control by reason of an amalgamation, merger consolidation or corporate reorganization following which our ultimate direct or indirect control in fact, through the ownership of the Common Shares, remained unchanged.

Currently 18% of our operations are in Canadian dollars.

Canadian Federal Income Tax Consequences

The following is a summary of the material Canadian federal income tax considerations, as of the date hereof, generally applicable to security holders who deal at arm's length with us, who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and any applicable tax treaty or convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held our Common Shares, to whom such Common Shares are capital property, and to whom such Common Shares are not "taxable Canadian property" (as defined in the Canadian Tax Act). This summary does not apply to a non-resident insurer.

Generally, our Common Shares will be considered to be capital property to a holder thereof provided that the holder does not use such Common Shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. All security holders should consult their own tax advisors as to whether, as a matter of fact, they hold our Common Shares as capital property for the purposes of the Canadian Tax Act.

This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder, the current provisions of the Canada-United States Income Tax Convention (1980) (the "Tax Treaty") and current published administrative practices of the Canada Customs and Revenue Agency. This discussion takes into account specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all such Proposed Amendments will be enacted in their present form. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all.

Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

WHILE INTENDED TO ADDRESS ALL MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS, THIS SUMMARY IS OF A GENERAL NATURE ONLY. THEREFORE, SECURITY HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Generally, our Common Shares will not be "taxable Canadian property" at a particular time provided that such Common Shares are listed on a prescribed stock exchange (which proposed legislation includes the Exchange), the holder does not use or hold, and is not deemed to use or hold, our shares in connection with carrying on a business in Canada and the holder, persons with whom such holder does not deal at arm's length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of our capital stock at any time within sixty months preceding the particular time.

Generally, a holder of our Common Shares that are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the sale or other disposition of shares.

Dividends paid or deemed to be paid on our Common Shares are subject to non-resident withholding tax under the Canadian Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty or convention. For example, under the Tax Treaty, the rate is reduced to 5% in respect of dividends paid to a company that is the beneficial owner thereof, that is resident in the United States for purposes of the Tax Treaty and that owns at least 10% of our voting stock. In all other cases, the rate is reduced to 15% in respect of dividends paid to the beneficial owner thereof that is resident in the United States for purposes of the Tax Treaty.

United States Federal Income Tax Consequences

The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold such common shares as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" is a holder of common shares of the Company who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Company

U.S. Holders, who do not fall under any of the provisions contained within the "Other Considerations for U.S. Holders" section, and receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S.

Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common

Shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the Common Shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. Because the Company expects that it will be classified as a "passive foreign investment company" as described below, this deduction will not be available to a U.S. Holder which is a corporation.

Foreign Tax Credit

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Considerations for U.S. Holders" section, and who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source taxable income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic (U.S.) sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. Dividends distributed by the Company will generally constitute foreign source "passive income" or, in the case of U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company are urged to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Considerations for U.S. Holders" section, and will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder unless the Company were to become a controlled foreign corporation. For the effect on the Company of becoming a controlled corporation, see "Controlled Foreign Company Status" below. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of Common Shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first year) or more of the Company's gross income for such year was derived from certain passive sources (e.g., from interest, dividends and certain rents), the Company would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold Common Shares of the Company would be required to include in income for such year their allocable portion of the Company's passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. shareholders, the corporation could be treated as a passive foreign investment corporation (“PFIC”). Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes but is not limited to interest, dividends and certain rents and royalties or (ii) at least 50% of its assets held during the year produce or are held for the production of passive income. The 50% test is based upon the value of the corporation’s assets (or, the adjusted tax basis of its assets, if the company is not publicly traded and is a controlled foreign corporation or makes an election). The Company believes that it has been a PFIC for each fiscal year since its incorporation, and expects to be characterized as a PFIC this fiscal year.

A U.S. Holder who holds stock in a PFIC is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Company as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro-rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Company taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as non-deductible "personal interest."

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his Common Shares and (ii) certain "excess distributions", as specially defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his Common Shares and all excess distributions over the entire holding period for the Common Shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Common Shares, then the Company will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Company is a PFIC and the U.S. Holder holds shares of the Company) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders are urged to consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the Common Shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

Mark-to-Market Election for PFIC Stock

A U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct the lesser of any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year, or the “unreversed inclusions” with respect to the PFIC stock (the net mark-to-market gains on the stock that the Holder included in income in prior tax years).

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Company Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company, the Company would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of the Company and the Company's earnings invested in "U.S. property" (as defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by such a 10% U.S. Holder of Company at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because the Company may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above). The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this provision, if the Company were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to PFIC/CFC U.S. Holders for any periods in which they are not subject to Subpart F and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in the Company as if those shares had been sold.

Dividend and Paying Agents

The declaration of dividends on our Common Shares is within the discretion of our board of directors and will depend on the assessment of, among other factors, earnings, capital requirements and our operating and financial condition. At the present time, our anticipated capital requirements are such that we intend to follow a policy of retained earnings in order to finance the further development of our business.

Statement by Experts

The consolidated financial statements of the Company for each of the years in the three year period ended December 31, 2002 included in this Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein (which reports express an unqualified opinion and include an explanatory paragraph referring to the Company's ability to continue as a going concern and its change in accounting policy with respect to stock-based compensation and other stock-based payments), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The descriptions of the Juanicipio Property, the Don Fippi Property and the Guigui Property contained in Item 4. Information on the Company are summarized from reports prepared by Clancy Wendt, P.G., of Pincock, Allen and Holt, of Lakewood, Colorado of 5004 East Albuquerque Road, Reno, Nevada, 89511, who graduated from San Diego State University with a Bachelor of Science degree in Geology in 1967, and the University of Arizona with a Master of Science degree in Geology in 1978 and is a Non-Resident Professional Geoscientist in the Province of British Columbia (N1712), a Registered Geologist in the State of Arizona (18283), and a Registered Professional Geologist with the American Institute of Professional Geologists (4966).

ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not applicable.

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.        DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS

OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.        CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16.        AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B.        CODE OF ETHICS

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED

PURCHASERS

Not Applicable.

PART III

ITEM 17.       FINANCIAL STATEMENTS¶

In addition to filing the consolidated financial statements of MAG Silver Corp. as part of this Registration Statement the following financial statements of acquired entities of the Company have also been filed:¶

Minera Los Lagartos, S.A. de C.V. (“Lagartos”) – Lagartos was acquired by MAG Silver Corp. on January 15, 2003. Under Canadian GAAP and US GAAP, the results of operations of Lagartos have been included in the consolidated financial statements of MAG Silver Corp. as of January 15, 2003.¶

Lexington Capital Group Inc. (“Lexington”) – Lexington was acquired by MAG Silver Corp. on July 16, 2003. Under Canadian GAAP and US GAAP, the results of operations of Lexington have been included in the consolidated financial statements of MAG Silver Corp. as of July 16, 2003.¶

Pro forma financial statements of MAG Silver Corp. – these pro forma financial statements illustrate on a pro forma basis the effects of the combinations of MAG Silver Corp., Lagartos and Lexington the assump tions for which are more fully described in the notes to the pro forma financial statements.

The following Financial Statements are filed as part of this Registration Statement, together with the Reports of the Independent Auditors:

Exhibit
Reference #

MAG Silver Corp.

N/A	Report of Independent Auditors

N/A	Consolidated Balance Sheets

N/A	Consolidated Statements of Operations

N/A	Consolidated Statements of Shareholders' Equity

N/A	Consolidated Statements of Cash Flows

N/A	Notes to the Consolidated Financial Statements

Minera Los Lagartos, S.A. de C.V.

N/A	Report of Independent Auditors

N/A	Balance Sheets

N/A	Statements of Operations

N/A	Statements of Shareholders' Equity

N/A	Statements of Cash Flows

N/A	Notes to the Financial Statements

Lexington Capital Group Inc.

N/A	Report of Independent Auditors

N/A	Consolidated Balance Sheets

N/A	Consolidated Statement of Operations

N/A	Consolidated Statement of Shareholders' Equity

N/A	Consolidated Statement of Cash Flows

N/A	Notes to the Consolidated Financial Statements

MAG Silver Corp. Pro Forma

N/A	Pro Forma Consolidated Balance Sheet

N/A	Pro Forma Consolidated Statements of Operations

N/A	Notes to the Pro Forma Financial Statements

ITEM 18.        FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17. Financial Statements.

ITEM 19.        EXHIBITS

The following Exhibits are filed with this Registration Statement:

Exhibit	Name

Reference #

1 (a)	*Memorandum

1 (b)	*Articles

4 (a)	*Sponsorship and Agency Agreement among the Company, Raymond
James Ltd. and Pacific International Securities Inc.

4 (b)	*Lagartos Agreement dated August 8, 2002 among the Company, Cesar
Augusto Porfirio Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn and
stock purchase agreement dated January 15, 2003 between the Company and each of Cesar Augusto Porfirio Padilla Lara, Dr. Peter Megaw and
Dr. Carl Kuehn

4 (c)	*Juanicipio Agreement dated July 18, 2002 as amended December 19,
2002 between Lagartos and Sutti

4 (d)	*Don Fippi Agreement dated November 18, 2002 among the Company,
Lagartos and Bugambilias

4 (e)	*Guigui Agreement dated November 18, 2002 among the Company,
Lagartos and Coralillo

4 (f)	*Stock Purchase Agreement dated May 29, 2003 with Strategic
Investments Resources Ltd.

4 (g)	*Escrow Agreement dated November 9, 1999 among certain
shareholders and Pacific Corporate Trust Company

4 (h)	*Escrow Agreement dated April 8, 2003 among certain shareholders and
Pacific Corporate Trust Company

4 (i)	*Incentive Stock Option Agreements dated November 9, 1999 between the Company and each of: Dave Pearce, Eric H. Carlson, James
Speakman and Robert C. Thornton

4 (j)	*Stock Options dated April 15, 2003, May 22, 2003 and July 9, 2003 with George Young, R. Michael Jones, David Pearce, Eric Carlson,
Gregory Dennie, Frank Hallam, Grace To, Marshall House, John
Foulkes and Carrie Cojocari

4 (k)	*Indemnity Agreements dated November 9, 1999 between the Company and each of Dave Pearce, Eric H. Carlson, James Speakman and Robert
C. Thornton

4 (l)	*Indemnity Agreements dated April 15, 2003 between the Company and each of George Young and R. Michael Jones

4 (m)	Sierra de Ramirez Agreement dated December 14, 2003 among the
Company, Lagartos and Rio Tinto

4(n)	Adargas Agreement dated February 26, 2004 among the Company, Lagartos and Cascabel

4(o)	Cinco de Mayo Agreement dated April 5, 2004 among the Company, Lagartos and Cascabel

4(p)	Stock Option Plan

8	*List of Subsidiaries

10 (a)	Consent of Deloitte & Touche LLP

10 (b)	Consent of Clancy Wendt

12 (a)	*The Geology and Exploration Potential of the Juanicipio Property,
Fresnillo District, Zacatecas, Mexico dated November 19, 2002 prepared for the Company by Clancy J. Wendt, P.G., of Pincock, Allen and Holt,
of Lakewood, Colorado

12 (b)	*The Geology and Exploration Potential of the Don Fippi Property,
Batopilas District, Chihuahua, Mexico dated November 19, 2002 prepared for the Company by Clancy J. Wendt, P.G., of Pincock, Allen
and Holt, of Lakewood, Colorado

12 (c)	*The Geology and Exploration Potential of the Guigui Silver, Lead, Zinc
Project, Santa Eulalia District, Chihuahua, Mexico dated November 19,
2002 prepared for the Company by Clancy J. Wendt, P.G., of Pincock,
Allen and Holt, of Lakewood, Colorado

* Indicates an exhibit incorporated by reference from the Registration Statement on Form 20-F previously submitted by the Company on October 23, 2003.¶

** Indicates an exhibit incorporated by reference from the Registration Statement on Form 20-F previously submitted by the Company on February 12, 2004.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

Dated: ~~February_____,~~April 23, 2004

                                                                                        MAG Silver Corp., a British Columbia Company

                                                                                        "George Young"

                                                                   George Young

                                                                                        President and Director